                                                       File No. 333-_______
                                                                812-9954

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

A.   Exact name of trust:  ICMG Registered Variable Life Separate Account One

B.   Name of depositor:  ITT Hartford Life and Annuity Insurance Company

C.   Complete address of depositor's principal executive offices:

     P.O. Box 2999
     Hartford, CT  06104-2999

D.   Name and complete address of agent for service:

     Thomas S. Clark, Esq.
     ITT Hartford Life Insurance Companies
     P.O. Box 2999
     Hartford,  06104-2999

E.   Title and amount of securities being registered:

     Units of interest in a group flexible premium variable life insurance policy: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant is registering an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

     Not yet determined.

G.   Amount of filing fee: $500

H.   Approximate date of proposed public offering:

     As soon as practicable after the effective date of this registration statement.


The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

The registrant hereby represents that it is relying on Section (13)(i)(B) of Rule 6e-3(T).

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS

            ITEM NO. OF
            FORM N-8B-2       CAPTION IN PROSPECTUS
            -----------       ---------------------

                1.            Cover page

                2.            Cover page

                3.            Not applicable

                4.            The Company; Distribution of the Policies

                5.            Summary - The Separate Account

                6.            The Separate Account

                7.            Not required by Form S-6

                8.            Not required by Form S-6

                9.            Legal Proceedings

                10. Summary; The Funds; Detailed Description of Certificate Benefits and Provisions; Other Matters
                              - Voting Rights, Dividends

                11.           Summary; The Funds

                12.           Summary; The Funds

                13.           Deductions and Charges from the Investment Value;
                              Distribution of the Policies; Federal Tax
                              Considerations

                14. Detailed Description of Certificate Benefits and Provisions - Enrollment for a Certificate

                15. Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments.

                16. The Funds; Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments.

             ITEM NO. OF
             FORM N-8B-2      CAPTION IN PROSPECTUS
             -----------      ---------------------

                17. Summary; Detailed Description of Certificate Benefits and Provisions - Value under the Certificate and Surrender of the Certificate, The Right to Examine the Certificate.

                18. The Funds; Detailed Description of Certificate Benefits and Provisions - Deduction and Charges from the Investment Value; Federal Tax Considerations.

                19.           Other Matters - Statements to Owners

                20.           Not applicable

                21. Detailed Description of Certificate Benefits and Provisions - Loans

                22.           Not applicable

                23.           Safekeeping of the Separate Account's Assets

                24.           Other Matters - Assignment

                25.           The Company

                26.           Not applicable

                27.           The Company

                28.           The Company; Executive Officers and Directors

                29.           The Company

                30.           Not applicable

                31.           Not applicable

                32.           Not applicable

                33.           Not applicable

             ITEM NO. OF
             FORM N-8B-2      CAPTION IN PROSPECTUS
             -----------      ---------------------

                34.           Not applicable

                35.           Distribution of the Policies

                36.           Not required by Form S-6

                37.           Not applicable

                38.           Distribution of the Policies

                39.           The Company; Distribution of the Policies

                40.           Not applicable

                41.           The Company; Distribution of the Policies

                42.           Not applicable

                43.           Not applicable

                44. Detailed Description of Certificate Benefits and Provision - Allocation of Premium Payments

                45.           Not applicable

                46. Detailed Description of Certificate Benefits and Provision - Values under the Certificate

                47.           The Funds

                48.           Cover page; The Company

                49.           Not applicable

                50.           The Separate Account

                51. Summary; The Company; Detailed Description of Certificate Benefits and Provisions.

                52.           The Funds - General

                53.           Federal Tax Considerations

             ITEM NO. OF
             FORM N-8B-2      CAPTION IN PROSPECTUS
             -----------      ---------------------

                54.           Not applicable

                55.           Not applicable

                56.           Not required by Form S-6

                57.           Not required by Form S-6

                58.           Not required by Form S-6

                59.           Not required by Form S-6

                                [PRODUCT NAME]
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                GROUP POLICIES
                     PROSPECTUS DATED:             , 1996
                    ITT HARTFORD LIFE AND ANNUITY INSURANCE
                                    COMPANY
                                 P.O. BOX 2999
                       HARTFORD, CONNECTICUT 06104-2999
   [LOGO]                  TELEPHONE: 1-800-243-5433

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OF AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

This Prospectus describes a group flexible premium variable life insurance policy (the "Group Policies", and each individually a "Group Policy") and certificates of insurance (the "Certificates," and each individually a "Certificate") offered by ITT Hartford Life and Annuity Insurance Company ("ITT Hartford"). The Certificates are designed to provide lifetime insurance coverage to the Insured(s) named in the Certificates, and maximum flexibility in connection with premium payments and Death Benefits, together with an opportunity to participate in the investment experience of ICMG Registered Variable Life Separate Account One. For a given amount of Death Benefit chosen, the Owner has considerable flexibility in selecting the timing and amount of premium payments. In addition to the Initial Premium payment, additional premium payments are also allowed.

Group Policies may be issued to a Participating Employer or to a trust that is adopted by a Participating Employer. Eligible employees of Participating Employers may own Certificates issued under their respective Participating Employer's Group Policy. Unless the Certificate provides otherwise, the persons covered under the Group Policy (the "Owners") possess all rights and interests under the Group Policy. The Owners are provided with the Certificates, which describe each Owner's rights, benefits, and options under the Group Policy. The Owner of a Certificate is the Insured unless another owner has been named in the enrollment form for the Certificate.

Sales agents can provide prospective purchasers with individualized sales illustrations which reflect all the fees and charges associated with the Certificate options selected.

The Certificates provide for a Death Benefit, pursuant to which Death Proceeds are payable at the Insured's death. You may select one of two death benefit options. Death Benefit option A is an amount equal to the larger of (1) the Face Amount and (2) the Variable Insurance Amount. Death Benefit option B is an amount equal to the larger of (1) the Face Amount plus the Cash Value and (2) the Variable Insurance Amount. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Debt outstanding under the Certificate plus any rider benefits payable.

The Investment Value of a Certificate will also vary up or down to reflect the investment experience of the Investment Divisions to which Net Premiums have been allocated. The Owner bears the investment risk for all amounts so allocated.

Depending upon the state of issuance of the Certificate and the applicable provisions of the Certificate, Your initial Net Premium will, when Your Certificate is issued, either be (i) invested in the Merrill Lynch Domestic Money Market Investment Division during the right to examine period or (ii) invested immediately in Your chosen Investment Divisions, upon Our receipt thereof. If Your initial Net Premium is invested immediately in Your chosen Investment Divisions, You will bear full investment risk for any amounts allocated to the Investment Divisions during the 10 day right to examine period. Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate. You must fill out and send Us the appropriate form or comply with other designated ITT Hartford procedures if You would like to change how subsequent Net Premiums are allocated.

The Portfolios underlying the Investment Divisions presently are: the Hartford Bond Portfolio and Hartford Capital Appreciation Portfolio of the Hartford Funds; the N&B Partners Portfolio and N&B Balanced Portfolio of the Neuberger & Berman Trust; the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio of the Alger American Fund; the Merrill Lynch Domestic Money Market Fund, the Merrill Lynch Reserve Assets Fund, the Merrill Lynch Prime Bond Fund, the Merrill Lynch High Current Income Fund, the Merrill Lynch Quality Equity Fund, The Merrill Lynch Equity Growth Fund, the Merrill Lynch Flexible Strategy Fund, the Merrill Lynch Natural Resources Focus Fund, the Merrill Lynch American Balanced Fund, the Merrill Lynch Global Strategy Focus Fund, the Merrill Lynch Basic Value Focus Fund, the Merrill Lynch World Income Focus Fund, the Merrill Lynch Global Utility Focus Fund, the Merrill Lynch International Equity Focus Fund, the Merrill Lynch Developing Capital Markets Focus Fund, the Merrill Lynch International Bond Fund, the Merrill Lynch Intermediate Government Bond Fund, all of the Merrill Lynch Variable Series Funds, Inc.

--------------------------------------------------------------------------------
IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.
--------------------------------------------------------------------------------
THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY   OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

2                                ITT Hartford Life and Annuity Insurance Company
--------------------------------------------------------------------------------

                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 SPECIAL TERMS.........................................................    2
 SUMMARY...............................................................    6
 THE COMPANY...........................................................    8
 THE SEPARATE ACCOUNT..................................................    9
 THE FUNDS.............................................................    9
   General.............................................................    9
     a) Hartford Mutual Funds..........................................   10
     b) The Neuberger & Berman Advisers Managers Trust.................   10
     c) The Alger American Fund, Inc...................................   10
     e) The Merrill Lynch Variable Series Funds, Inc...................   10
 THE PORTFOLIOS........................................................   10
 DETAILED DESCRIPTION OF CERTIFICATE BENEFITS AND PROVISIONS...........   12
   General.............................................................   12
   Issuance of a Certificate...........................................   12
   Premiums............................................................   12
     Premium Payment Flexibility.......................................   12
     Allocation of Premium Payments....................................   13
     Accumulation Units................................................   13
     Accumulation Unit Values..........................................   13
     Premium Limitation................................................   13
   Values under the Certificate........................................   14
   Surrender of the Certificate........................................   14
     Partial Withdrawals...............................................   14
   Transfers Between the Investment Divisions..........................   14
     Amount and Frequency of Transfers.................................   14
     Transfers to or from Investment Divisions.........................   15
     Procedures for Telephone Transfer.................................   15
   Valuation of Payments and Transfers.................................   15
   Loans...............................................................   15
     Loan Interest.....................................................   15
     Credited Interest.................................................   15
     Loan Repayments...................................................   15
     Termination Due to Excessive Debt.................................   16
     Effect of Loans on Investment Value...............................   16
   Death Benefit.......................................................   16
     Death Benefit Options.............................................   16
     Option Change.....................................................   16
     Payment Options...................................................   16
     Legal Developments Regarding Income Payments......................   17
     Beneficiary.......................................................   17
     Increases and Decreases in Face Amount............................   17
   Benefits at Maturity................................................   17
   Termination of Participation in the Group Policy....................   17
   Lapse and Reinstatement When the Group Policy is in Effect..........   17
     Lapse and Grace Period............................................   17
     Reinstatement.....................................................   18
   Enrollment for a Certificate........................................   18
   The Right to Examine the Certificate................................   18
     Deductions From the Premium.......................................   18
     Front-end Sales Load..............................................   18
     Premium Related Tax Charge........................................   18
     DAC Tax Charge....................................................   19

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                3
--------------------------------------------------------------------------------

   Deductions and Charges From the Investment Value....................   19
     Monthly Deduction Amounts.........................................   19
   Mortality and Expense Risk Charge...................................   20
     Taxes.............................................................   20
 OTHER MATTERS.........................................................   20
   Additions, Deletions or Substitutions of Investments................   20
   Voting Rights.......................................................   20
   Our Rights..........................................................   21
   Statements to Owners................................................   21
   Limit on Right to Contest...........................................   21
   Misstatement as to Age or sex.......................................   22
   Assignment..........................................................   22
   Dividends...........................................................   22
   Experience Credits..................................................   22
 SUPPLEMENTAL BENEFITS.................................................   22
   Maturity Date Extension Rider.......................................   22
 EXECUTIVE OFFICERS AND DIRECTORS......................................   23
 DISTRIBUTION OF THE GROUP POLICIES....................................   25
 SAFEKEEPING OF THE SEPARATE ACCOUNT ASSETS............................   25
 FEDERAL TAX CONSIDERATIONS............................................   25
   General.............................................................   25
   Taxation of the Company and the Separate Account....................   25
   Income Taxation of Certificate Benefits.............................   25
   Modified Endowment Contracts........................................   26
   Diversification Requirements........................................   26
   Federal Income Tax Withholding......................................   27
   Other Tax Considerations............................................   27
 LEGAL PROCEEDINGS.....................................................   27
 EXPERTS...............................................................   27
 REGISTRATION STATEMENT................................................   27
 APPENDIX A -- ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES AND CASH
   SURRENDER VALUES....................................................   28
 FINANCIAL STATEMENTS..................................................   41

             THE GROUP POLICIES MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

4                                ITT Hartford Life and Annuity Insurance Company
--------------------------------------------------------------------------------

                                 SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of an Investment Division.

ADJUSTABLE LOAN INTEREST RATE: The interest rate charged on Loans that is adjusted from time to time by ITT Hartford. The method of calculation of the Adjustable Loan Interest Rate is described later in this Prospectus.

ATTAINED AGE: The Issue Age plus the period since the Coverage Date.

CASH SURRENDER VALUE: The Cash Value, less Debt, less any charges accrued but not yet deducted.

CASH VALUE: The Investment Value plus the Loan Account Value.

CERTIFICATE: The form evidencing and describing the Owner's rights, benefits, and options under the Group Policy. The Certificate will describe, among other things, (i) the benefits for the named Insured, (ii) to whom the benefits are payable and (iii) the limits and other terms of the Group Policy as they pertain to the Insured.

CERTIFICATE ANNIVERSARY: An anniversary of the Coverage Date.

CHARGE DEDUCTION DIVISION: An Investment Division from which all charges are deducted if so designated in the enrollment form or later elected.

CODE: The Internal Revenue Code of 1986, as amended.

COVERAGE DATE: The date insurance under the Certificate is effective as to an Insured shown in the Specifications and is used to determine Coverage Years and months from issue.

COVERAGE YEAR(S): The 12 month period following the Coverage Date and each anniversary thereof.

CUSTOMER SERVICE CENTER: The service area of ITT Hartford Life and Annuity Insurance Company.

DEATH BENEFIT: The Death Benefit option in effect determines how the Death Benefit is calculated. The two Death Benefit options provided are described in the Death Benefit section of this Prospectus.

DEATH PROCEEDS: The Death Benefit less outstanding Debt plus any rider benefits payable.

DEBT: The aggregate amount of outstanding Loans, plus any interest accrued at the Adjustable Loan Interest Rate.

FACE AMOUNT: The minimum Death Benefit as long as the Certificate is in force. It is specified at issue and may be changed after issue on request, or due to a change in Death Benefit option or a partial withdrawal.

FUNDS: The registered open-end management investment companies in which assets of the Investment Divisions of the Separate Account may be invested. Currently, the Funds include: (i) the Hartford Mutual Funds ("The Hartford Funds"), managed by The Hartford Investment Management Company ("HIMCO"); (ii) the Neuberger & Berman Advisers Management Trust (the "Neuberger & Berman Trust"), managed by Neuberger & Berman Management Incorporated ("N&B Management"); (iii) the Alger American Fund (the "Alger Fund"), managed by Fred Alger Management, Inc. ("F.A. Management"); and (iv) the Merrill Lynch Variable Series Funds, Inc. (the "Merrill Lynch Series"), managed by Merrill Lynch Asset Management L.P. ("Merrill Lynch Asset Management").

GENERAL ACCOUNT: The assets of ITT Hartford other than those allocated to the Separate Account.

GRACE PERIOD: The 61 day period following the date We mail to the Owner notice that the Cash Surrender Value is insufficient to pay the charges due. Unless the Owner has given Us written notice of the termination in advance of the date of termination of any Certificate, insurance will continue in force during this period.

GROUP POLICY: The flexible premium variable life insurance contract issued by ITT Hartford and described in this Prospectus.

ITT HARTFORD (ALSO REFERRED TO AS "WE," "US," "OUR," THE "COMPANY"): ITT Hartford Life and Annuity Insurance Company.

IN WRITING: In a written form satisfactory to Us.

INITIAL PREMIUM: The amount of premium initially payable shown on Your Certificate Specifications.

INSURED: The person on whose life the Certificate is issued. The Insured is identified in the Certificate Specifications.

INVESTMENT DIVISION: A separate division of the Separate Account which invests exclusively in the shares of a specified Portfolio of a Fund. The Separate Account currently offers 23 Investment Divisions: (1) the Hartford Bond Investment Division, (2) the Hartford Capital Appreciation Investment Division,
(3) the N&BBalanced Investment Division, (4) the N&B Partners Investment Division, (5) the Alger American Small Capitalization, (6) the Alger American Growth Investment Division, (7) the Merrill Lynch Domestic Money Market Investment Division, (8) the Merrill Lynch Reserve Assets Investment Division,
(9) the Merrill Lynch Prime Bond Investment Division, (10) the Merrill Lynch High Current Income Investment Division, (11) the Merrill Lynch Quality Equity Investment Division, (12) the Merrill Lynch Equity Growth Investment Division,
(13) the Merrill Lynch Flexible Strategy Investment Division, (14) the Merrill Lynch Natural Resources Focus Investment Division, (15) the Merrill Lynch American Balanced Investment Division, (16) the Merrill Lynch Global Strategy Focus Investment Division, (17) the Merrill Lynch Basic Value Focus Investment Division, (18) the Merrill Lynch World Income Focus Investment Division, (19) the Merrill Lynch Global Utility Focus Investment Division, (20) the Merrill Lynch International Equity Focus Investment Division, (21) the Merrill Lynch Developing Capital Markets Focus

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                5
--------------------------------------------------------------------------------

Investment Division, (22) the Merrill Lynch International Bond Investment Division, and (23) the Merrill Lynch Intermediate Government Bond Investment Division.

INVESTMENT VALUE: The sum of the values of assets in the Investment Divisions under the Certificate.

ISSUE AGE: The Insured's age on the birthday nearest to the Coverage Date.

LOAN: Any amount borrowed against the Investment Value under a Certificate.

LOAN ACCOUNT: That portion of the Company's General Account to which amounts are transferred as a result of a Loan. The Loan Account is credited with interest and does not participate in the investment experience of the Separate Account.

LOAN ACCOUNT VALUE: The amounts of the Investment Value transferred to (or from) the General Account to secure Loans, plus interest accrued at the daily equivalent of an annual rate equal to the Adjustable Loan Interest Rate actually charged, reduced by not more than 1%.

MATURITY DATE: The date on which an Insured's coverage matures as shown in the Certificate Specifications. We will pay the Cash Surrender Value, if any, if the Insured is living on the Maturity Date, upon surrender of the Certificate to ITT Hartford.

MONTHLY DEDUCTION AMOUNT: The fees and charges deducted from the Investment Value on the Processing Date.

NET PREMIUM: The amount of premium actually credited to the Investment
Divisions.

NET AMOUNT AT RISK: The Death Benefit less the Cash Value.

NYSE: The New York Stock Exchange.

OWNER (ALSO REFERRED TO AS "YOU" OR "YOUR"): The person or legal entity so designated in the enrollment form or as subsequently changed. The Owner may be someone other than the Insured. The Owner possesses all rights under the Group Policy with respect to the Certificates.

PARTICIPATING EMPLOYER: A participating employer, or a trust sponsored by a participating employer, to which ITT Hartford issues the Group Policy described in this Prospectus.

PORTFOLIO: A separate mutual fund of The Hartford Fund or series, fund, or portfolio of the remaining Funds. There are currently 23 Portfolios available under the Policies: the Hartford Bond Portfolio and Hartford Capital Appreciation Portfolio of the Hartford Funds; the N&B Partners Portfolio and N&B Balanced Portfolio of the Neuberger & Berman Trust; the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio of the Alger American Fund; the Merrill Lynch Domestic Money Market Fund, the Merrill Lynch Reserve Assets Fund, the Merrill Lynch Prime Bond Fund, the Merrill Lynch High Current Income Fund, the Merrill Lynch Quality Equity Fund, The Merrill Lynch Equity Growth Fund, the Merrill Lynch Flexible Strategy Fund, the Merrill Lynch Natural Resources Focus Fund, the Merrill Lynch American Balanced Fund, the Merrill Lynch Global Strategy Focus Fund, the Merrill Lynch Basic Value Focus Fund, the Merrill Lynch World Income Focus Fund, the Merrill Lynch Global Utility Focus Fund, the Merrill Lynch International Equity Focus Fund, the Merrill Lynch Developing Capital Markets Focus Fund, the Merrill Lynch International Bond Fund, the Merrill Lynch Intermediate Government Bond Fund, all of the Merrill Lynch Variable Series Funds, Inc.

PRO RATA BASIS: An allocation method based on the proportion of the Investment Value in each Investment Division.

PROCESSING DATE(S): The day(s) on which We deduct charges from the Investment Value. The first Processing Date is the Coverage Date. There is a Processing Date each month. Later Processing Dates are on the same calendar day as the Coverage Date, or on the last day of any month which has no such calendar day.

PROCESSING PERIOD: The period from the Coverage Date to the next Processing Date, and thereafter, the period from one Processing Date to the next.

SEC: The Securities and Exchange Commission.

SEPARATE ACCOUNT: ICMG Registered Variable Life Separate Account One, an account established by ITT Hartford Life and Annuity Insurance Company to separate the assets funding the Group Policies from other assets of ITT Hartford Life and Annuity Insurance Company.

VALUATION DAY: Each business day that ITT Hartford and each of the Funds value their respective investment portfolios, unless the Certificate Specifications indicate otherwise. A business day is any day the NYSE is open for trading or any day the Securities and Exchange Commission (the "SEC") requires mutual funds, unit investment trusts or other investment portfolios to be valued. The value of the Separate Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE INSURANCE AMOUNT: The Cash Value multiplied by the applicable variable insurance factor provided in the Certificate Specifications.

6                                ITT Hartford Life and Annuity Insurance Company
--------------------------------------------------------------------------------

                                    SUMMARY
                                THE GROUP POLICY

    The flexible premium variable life insurance Group Policies, and the Certificates, offered by this Prospectus are funded by ICMG Registered Variable Life Separate Account One (the "Separate Account"), a separate account established by ITT Hartford pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940 (the "1940 Act"). The Separate Account is presently comprised of 23 Investment Divisions, each of which invests exclusively in one of the underlying Portfolios offered by the Funds.

    Depending upon the state of issuance of Your Certificate and the applicable provisions of Your Certificate, Your initial Net Premium will, when Your Certificate is issued, either be (1) invested in the Merrill Lynch Domestic Money Market Investment Division during the right to examine period or (2) invested immediately in Your chosen Investment Divisions, upon Our receipt thereof. IF YOUR INITIAL NET PREMIUM IS INVESTED IMMEDIATELY IN YOUR CHOSEN INVESTMENT DIVISIONS, YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE INVESTMENT DIVISIONS DURING THE RIGHT TO EXAMINE PERIOD. Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate. You must fill out and send Us the appropriate form In Writing or comply with other designated ITT Hartford procedures if You would like to change how subsequent Net Premiums are allocated. See "Allocation of Premium Payments," page 13.

    Pursuant to the Certificates, each selected Investment Division is credited with Accumulation Units and each selected Investment Division's assets are invested in the applicable underlying Portfolio. Subject to certain restrictions, an Owner may transfer amounts among the available Investment Divisions. See "Detailed Description of Certificate Benefits and Provisions -- Transfers Between Investment Divisions," page 14.

    The Group Policies are first and foremost life insurance policies and the Certificates evidencing an Owner's interest in the Group Policies provide for death benefits, cash values, and other features traditionally associated with life insurance. The Group Policies are called "flexible premium" because, once the desired level and pattern of Death Benefits have been determined, a purchaser has considerable flexibility in the selection of the timing and amount of premium to be paid. The Group Policies are called "variable" because, unlike the fixed benefits of an ordinary whole life insurance policy, the Investment Value under a Certificate will, and the Death Benefit may, increase or decrease depending on the investment experience of the Investment Divisions to which the Net premiums have been allocated. See "Detailed Description of Certificate Benefits and Provisions -- Death Benefit," page 16.
                                 DEATH BENEFIT

    The Certificates provide for two Death Benefit options. Under Death Benefit option A, the Death Benefit is an amount equal to the larger of (1) the Face Amount and (2) the Variable Insurance Amount. Under Death Benefit option B, the Death Benefit is an amount equal to the larger of (1) the Face Amount plus the Cash Value and (2) the Variable Insurance Amount. At the death of the Insured, We will pay the Death Proceeds to the Beneficiary. The Death Proceeds equal the Death Benefit less outstanding Debt plus any rider benefits payable under the Certificate. See "Detailed Description of Certificate Benefits and Provisions -- Death Benefit," page 16.
                                    PREMIUM

    You have considerable flexibility as to when and in what amounts You pay premiums.

    No premium payment will be accepted which causes the Certificate to not meet the tax qualification guidelines for life insurance under the Code.
                                GENERAL ACCOUNT

    Amounts allocated to the Loan Account to secure a Loan become part of the General Account assets of ITT Hartford. ITT Hartford invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts. See "Detailed Description of Certificate Benefits and Provisions -- Loans" for a discussion of Loan repayments, page 15.
                            DEDUCTIONS FROM PREMIUM

    Prior to the allocation of premiums to the selected Investment Divisions, a deduction as a percentage of premium is made for the front-end sales load, state premium taxes, and the Deferred Acquisition Cost ("DAC") tax charge. The amount of each premium allocated among the Investment Divisions is Your Net Premium.
                              FRONT-END SALES LOAD

    When We receive a Premium Payment, We deduct a front-end sales load. The current and maximum front-end sales load is 9% of any premium paid for Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                7
--------------------------------------------------------------------------------

    Front-end sales loads which cover expenses relating to the sale and distribution of the Certificates may be reduced for certain sales of the Certificates under circumstances which may result in savings of such sales and distribution expenses. For more information concerning the front-end sales load, see "Deductions from the Premium", page 18.
                        LIMITS ON FRONT-END SALES LOADS

    The aggregate front-end sales load will not exceed the sales load limitations specified by the SEC. Certain Federal securities and State insurance laws and regulations limit the front-end sales loads which can be assessed against the Certificates. The front-end sales loads assessed in the Certificates comply with these limitations.
                           PREMIUM RELATED TAX CHARGE

    We deduct a percentage of each premium to cover taxes assessed against ITT Hartford by various states and jurisdictions that are attributable to premiums. The percentage actually deducted will vary by locale depending on the tax rates in effect there. The range is generally between 0% and 4%.
                                 DAC TAX CHARGE

    The Company deducts 1.25% of each premium to cover a federal premium tax assessed against the Company. This charge is reasonable in relation to the Company's federal income tax burden, under Internal Revenue Code Section 848, resulting from the receipt of premiums. We will adjust the charge based on changes in the applicable tax law.
                             DEDUCTIONS AND CHARGES
                           FROM THE INVESTMENT VALUE

    As with many other types of insurance policies, each Certificate will have an Investment Value. The Investment Value of the Certificate will increase or decrease to reflect the investment experience of the chosen Investment Divisions, deductions for the Monthly Deduction Amount and any amounts transferred from the Investment Divisions into the Loan Account. There is no minimum guaranteed Investment Value and the Owner bears the risk of the investment in the underlying Fund Portfolios. See "Detailed Description of the Certificate Benefits and Provisions -- Investment Value," page 12.

    We will subtract amounts from Your Investment Value to provide for the Monthly Deduction Amount. These will be taken from the Charge Deduction Division, as specified in the Certificate Specifications, or if no Charge Deduction Division is selected or if there is insufficient Investment Value in the Charge Deduction Division, on a Pro Rata Basis from Your chosen Investment Divisions on each Processing Date.

    The Monthly Deduction Amount equals:

(a) the administrative expense charge; plus

(b) the charges for cost of insurance and additional benefits provided by rider, if any.

    ITT Hartford may also set up a provision for income taxes imposed on the assets of the Separate Account. See "Deductions and Charges From the Investment Value," page 19 and "Federal Tax Considerations," page 25.

    A charge is made for mortality and expense risks assumed by ITT Hartford. ITT Hartford deducts a daily charge at a maximum effective annual rate of .65% of the value of each Investment Division's assets. For more information about the Monthly Deduction Amount, see "Deductions and Charges From the Investment Value," page 19.
                           CHARGES AGAINST THE FUNDS

    The Separate Account purchases Fund shares at net asset value. The net asset value of the portfolio shares reflects investment advisory fees and administrative and other expenses deducted from the assets of the Funds. Applicants should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges assessed against the assets of each of the Funds.

8                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    The following table shows total fund operating expenses in 1995 for the funds:

                                                                                   TOTAL
                                                                                   FUND
                                                    MANAGEMENT       OTHER       OPERATING
                    FUND NAME]                         FEES        EXPENSES      EXPENSES
--------------------------------------------------  -----------   -----------   -----------
Hartford Bond Fund, Inc.                                 0.497%        0.028%        0.525%
Hartford Capital Appreciation Fund, Inc.                 0.655%        0.021%        0.676%
Neuberger & Berman Partners Portfolio                     0.85%         0.30%         1.15%
Neuberger & Berman Balanced Portfolio                     0.85%         0.19%         1.04%
Alger American Small Capitalization Portfolio             0.85%         0.07%         0.92%
Alger American Growth Portfolio                           0.75%         0.10%         0.85%
Merrill Lynch Domestic Money Market Fund                  0.50%         0.05%         0.55%
Merrill Lynch Reserve Assets Fund                         0.50%         0.11%         0.61%
Merrill Lynch Prime Bond Fund                             0.45%         0.05%         0.50%
Merrill Lynch High Current Income Fund                    0.50%         0.05%         0.55%
Merrill Lynch Quality Equity Fund                         0.45%         0.06%         0.51%
Merrill Lynch Equity Growth Fund                          0.75%         0.06%         0.81%
Merrill Lynch Flexible Strategy Fund                      0.65%         0.06%         0.71%
Merrill Lynch Natural Resources Focus Fund                0.65%         0.13%         0.78%
Merrill Lynch American Balanced Fund                      0.55%         0.06%         0.61%
Merrill Lynch Global Strategy Focus Fund                  0.65%         0.07%         0.72%
Merrill Lynch Basic Value Focus Fund                      0.60%         0.06%         0.66%
Merrill Lynch World Income Focus Fund                     0.60%         0.08%         0.68%
Merrill Lynch Global Utility Focus Fund                   0.60%         0.06%         0.66%
Merrill Lynch International Equity Focus Fund             0.75%         0.14%         0.89%
Merrill Lynch Developing Capital Markets Focus
 Fund                                                     1.00%         0.36%         1.36%
Merrill Lynch International Bond Fund                     0.60%         0.35%         0.95%
Merrill Lynch Intermediate Government Bond Fund           0.50%         0.16%         0.66%

                                     LOANS

    An Owner may obtain a cash Loan from ITT Hartford. The Loan is secured by the Owner's Certificate. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt. See "Detailed Description of Certificate Benefits and Provisions -- Loans," page 15.
                      THE RIGHT TO EXAMINE THE CERTIFICATE

    An applicant has a limited right to return his or her Certificate. Subject to applicable state regulations, if the applicant returns the Certificate within 10 days after delivery of the Certificate ITT Hartford will return to the applicant, within seven days thereafter, either (i) the premium paid or (ii) the Cash Value under the Certificate plus charges deducted. See "The Right to Examine the Certificate," page 18.
                                TAX CONSEQUENCES

    The current Federal tax law generally excludes all Death Benefit payments from the gross income of the Beneficiary under the Certificate. See "Federal Tax Considerations," page 25.

    There are circumstances when the Certificate may become a Modified Endowment Contract under federal tax law. If it does, Loans and other pre-death distributions are includable in gross income on an income-first basis. A 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. Prospective purchasers and Owners are advised to consult a qualified tax adviser before taking steps that may affect whether the Certificate becomes a Modified Endowment Contract. ITT Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue. See "Federal Tax Considerations -- Modified Endowment Contract" for a discussion of the "seven pay test", page 26.
                                  THE COMPANY

    ITT Hartford Life and Annuity Insurance Company ("ITT Hartford"), formerly ITT Life Insurance Corporation, was originally incorporated under the laws of Wisconsin on January 9, 1956. ITT Hartford was redomiciled to Connecticut on May 1, 1996. It is a stock life insurance company engaged in the business of writing both individual and group life insurance and annuities in all states including the District of Columbia, except New York. The offices of ITT Hartford are located in Minneapolis, Minnesota; however, its mailing address is P.O. Box 2999, Hartford, Connecticut 06104-2999.

    ITT Hartford is a wholly owned subsidiary of Hartford Life Insurance Company. ITT Hartford is ultimately 100% owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. On December 20, 1995, Hartford Fire Insurance

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                9
--------------------------------------------------------------------------------

Company became an independent, publicly traded corporation.

    ITT Hartford is rated A+ (superior) by A.M. Best and Company, Inc. on the basis of its financial soundness and operating performance. ITT Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the performance of the Separate Account. However, the policy obligations under this variable life insurance Group Policy are the general corporate obligations of ITT Hartford. These ratings do apply to ITT Hartford's ability to meet its insurance obligations under the Group Policy.

    ITT Hartford is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. Its books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once in every four years. In addition, ITT Hartford is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance policies. ITT Hartford is also subject to various Federal and state securities laws and regulations.
                              THE SEPARATE ACCOUNT

    ICMG Registered Variable Life Separate Account One is a separate account established by ITT Hartford on October 9, 1995 under the insurance laws of the State of Connecticut, pursuant to a resolution of ITT Hartford's Board of Directors. The Separate Account is organized as a unit investment trust and is registered with the SEC under the 1940 Act. Such registration does not signify that the SEC supervises the management or the investment practices or policies of the Separate Account. The Separate Account meets the definition of a "separate account" under the federal securities laws.

    Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Owners and persons entitled to payments under the Group Policies and the Certificates and owners of any other policies which may be available through the Separate Account. The assets of the Separate Account are owned by the Company and the obligations under the Group Policies and the Certificates are obligations of the Company. These assets are held separately from the other assets of the Company and income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains or losses of the Company (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the General Account assets or any other separate account maintained by the Company.

    The Separate Account has 23 Investment Divisions dedicated to the Group Policies, each of which invests solely in a corresponding Portfolio of the Funds. Additional Investment Divisions may be established at the discretion of the Company. The Separate Account may in the future include other divisions which will not be available under the Group Policies.
                                   THE FUNDS
                                    GENERAL

    The shares of the Portfolios are sold by the Funds to the Separate Account and may be sold to other separate accounts of ITT Hartford or its affiliates which fund similar variable annuity or variable life insurance products. The assets of the Separate Account attributable to the Group Policies are invested exclusively in one of the Investment Divisions. An Owner may allocate premium payments among the Investment Divisions. Owners should review the following brief descriptions of the investment objectives of each of the Portfolios in connection with that allocation.

    Each Fund continually issues an unlimited number of full and fractional shares of beneficial interest in the relevant Portfolios. Such shares are offered to separate accounts, including the Separate Account, established by ITT Hartford or one of its affiliated companies specifically to fund the Group Policies and other policies issued by ITT Hartford or its affiliates as permitted by the 1940 Act.

    All investment income of and other distributions to each Investment Division arising from the applicable Portfolio are reinvested in shares of that Portfolio at net asset value. ITT Hartford will purchase Fund shares in connection with premium payments allocated to the applicable Investment Division in accordance with Owners' directions and will redeem Fund shares to meet obligations under the Group Policies and the Certificates or make adjustments in reserves, if any. The Funds are required to redeem Portfolio shares at net asset value and generally to make payment within 7 days.

    Applicants should read the prospectuses for each of the Funds accompanying this Prospectus in connection with the purchase of a Certificate. The investment objectives of each of the Portfolios are as set forth in "The Portfolios," page 10.

10                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

 HARTFORD MUTUAL FUNDS (COLLECTIVELY, THE "HARTFORD FUNDS")

    The Separate Account currently invests in the Hartford Funds, which are each diversified open-end management investment companies. The Hartford Funds are each organized as corporations under the laws of the State of Maryland and are registered as investment companies under the 1940 Act.

    The investment adviser for the Hartford Funds is The Hartford Investment Management Company, ("HIMCO"), a wholly-owned subsidiary of Hartford Life Insurance Company and a registered investment adviser under the Investment Advisers Act of 1940. HIMCO was organized under the laws of the State of Connecticut in October of 1981. HIMCO provides investment advice and, in general, supervises the management and investment program of the Hartford Bond Portfolio, pursuant to an Investment Advisory Agreement entered into on behalf of the Portfolio for which HIMCO receives a fee. HIMCO also supervises the investment program of the Hartford Capital Appreciation Portfolio, pursuant to an Investment Management Agreement for which HIMCO receives a fee. In addition, with respect to the Hartford Capital Appreciation Portfolio, HIMCO has a Sub-Investment Advisory Agreement with Wellington Management Company ("Wellington Management") to provide an investment program to HIMCO for utilization by HIMCO in rendering services to this Portfolio. Wellington Management is a professional investment counseling firm which provides investment services to investment companies, other institutions and individuals. Wellington Management is organized as a private Massachusetts partnership and its predecessor organizations have provided investment advisory services to investment companies since 1933 and to investment counseling clients since 1960. See the accompanying prospectuses for the Hartford Funds for a more complete description of HIMCO and Wellington and their respective fees.
 THE NEUBERGER & BERMAN ADVISERS MANAGERS TRUST (THE "NEUBERGER & BERMAN TRUST")

    The Separate Account currently invests in the Neuberger & Berman Trust, a diversified open-end management investment company organized as a Delaware business trust. The Neuberger & Berman Trust consists of seven portfolios, including the N&B Partners and N&B Balanced Portfolios available as part of [ P R O D U C T N A M E ]. Each portfolio of the Neuberger & Berman Trust invests its assets in a corresponding series of the Advisers Managers Trust, which is also an open-end management investment company registered under the 1940 Act and is organized as a New York common-law trust. The investment performance of the N&B Partners and N&B Balanced Portfolios will directly correspond with the investment performance of the corresponding series of the Advisers Managers Trust. This "Master/Feeder Fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities.

    The N&B Funds are advised by Neuberger & Berman Management Incorporated.

 THE ALGER AMERICAN FUND, INC. (THE "ALGER AMERICAN FUND")

    The Separate Account currently invests in shares of the Alger American Fund, a diversified open-end management investment company registered under the 1940 Act and organized as a Massachusetts business trust. The Alger American Fund consists of six series, including the Alger American Small Capitalization and Alger American Growth Portfolios available as part of [ P R O D U C T N A M E ].

    The Alger American Fund is managed by Fred Alger Management, Inc ("FAM"), a subsidiary of Alger Inc., which is in turn a subsidiary of Alger Associates, Inc., a financial services holding company. FAM has been in the business of providing investment advisory services since 1964.

 THE MERRILL LYNCH VARIABLE SERIES FUNDS, INC. (THE "MERRILL LYNCH SERIES")

    The Separate Account currently invests in shares of the Merrill Lynch Series, an open-end management investment company which has a wide range of investment objectives among its seventeen separate funds, all of which are available as part of [ P R O D U C T N A M E ]. A separate class of common stock is issued for each fund.

    The Merrill Lynch Series is advised by Merrill Lynch Asset Management, L.P, an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. The general partner of Merrill Lynch Asset Management, L.P. is Princeton Services, Inc., a wholly-owned subsidiary of Merrill Lynch & Co., Inc.
                                 THE PORTFOLIOS

 HARTFORD BOND FUND, INC. ("HARTFORD BOND PORTFOLIO")

    The Hartford Bond Portfolio seeks to achieve maximum current income consistent with preservation of capital. This Portfolio invests primarily in fixed-income securities.

 HARTFORD CAPITAL APPRECIATION FUND, INC. ("HARTFORD CAPITAL APPRECIATION PORTFOLIO")

    The Hartford Capital Appreciation Portfolio seeks to achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration. This Portfolio invests primarily in equity securities and securities convertible into equity securities.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               11
--------------------------------------------------------------------------------

 NEUBERGER & BERMAN PARTNERS PORTFOLIO ("N&B PARTNERS PORTFOLIO")

    The N&B Partners Portfolio seeks to achieve capital growth. This Portfolio invests primarily in common stocks of established companies, using a value-oriented investment approach designed to increase capital with reasonable risk. Its investment program seeks securities believed to be undervalued based on strong fundamentals such as low price-to-earnings ratios, consistent cash flow and support from asset values.

 NEUBERGER & BERMAN BALANCED PORTFOLIO ("N&B BALANCED PORTFOLIO")

    The N&B Balanced Portfolio seeks to achieve long-term capital growth and reasonable current income without undue risk to principal. Under normal circumstances, this Portfolio will invest 50% to 70% of its assets in a diversified portfolio of common stocks of companies that, although potentially temporarily out of favor in the market, have strong balance sheets and reasonable valuations relative to their growth rates. This Portfolio will invest its remaining assets in a diversified portfolio of short-term and intermediate-term U.S. government and agency securities and other investment grade debt securities.

 ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO ("ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO")

    The Alger American Small Capitalization Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion.

 ALGER AMERICAN GROWTH PORTFOLIO ("ALGER AMERICAN GROWTH PORTFOLIO")

    The Alger American Growth Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater.

 MERRILL LYNCH DOMESTIC MONEY MARKET FUND

    The Merrill Lynch Domestic Money Market Fund seeks preservation of capital, liquidity and the highest possible current income consistent with its objectives by investing in short-term domestic money market securities.

 MERRILL LYNCH RESERVE ASSETS FUND

    The Merrill Lynch Reserve Assets Fund seeks preservation of capital, liquidity and the highest possible current income consistent with its objectives by investing in short-term money market securities.

 MERRILL LYNCH PRIME BOND FUND

    The Merrill Lynch Prime Bond Fund seeks as high a level of current income as is consistent with prudent investment management, and capital appreciation to the extent consistent with its objective, by investing primarily in long-term corporate bonds rated A or better by either Moody's Investors Service, Inc. or Standard & Poor's Rating Group.

 MERRILL LYNCH HIGH CURRENT INCOME FUND

    The Merrill Lynch High Current Income Fund seeks as high a level of current income as is consistent with its investment policies and prudent investment management, and capital appreciation to the extent consistent with its objective. The Fund invests principally in fixed-income securities that are rated in the lower rating categories of the established rating services or in unrated securities of comparable quality.

 MERRILL LYNCH QUALITY EQUITY FUND

    The Merrill Lynch Quality Equity Fund seeks the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity securities, primarily common stocks of large-capitalization companies, as well as investment grade debt and convertible securities.

 MERRILL LYNCH EQUITY GROWTH FUND

    The Merrill Lynch Equity Growth Fund seeks long-term capital growth by investing primarily in common shares of small companies and emerging growth companies regardless of size.

 MERRILL LYNCH FLEXIBLE STRATEGY FUND

    The Merrill Lynch Flexible Strategy Fund seeks a high total investment return consistent with prudent risk through a flexible investment policy using equity securities, intermediate and long-term debt obligations and money market securities of domestic and foreign issuers. While the Fund will generally emphasize investment in common stocks of larger-capitalization issuers and in investment grade debt obligations, the Fund may from time to time invest in small company and emerging growth company stocks when consistent with the Fund's objective.

 MERRILL LYNCH NATURAL RESOURCES FOCUS FUND

    The Merrill Lynch Natural Resources Focus Fund seeks long-term growth of capital and protection of the purchasing power of shareholders' capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.

 MERRILL LYNCH AMERICAN BALANCED FUND

    The Merrill Lynch American Balanced Fund seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than is normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed income and equity securities.

12                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

 MERRILL LYNCH GLOBAL STRATEGY FOCUS FUND

    The Merrill Lynch Global Strategy Focus Fund seeks a high total investment return by investing primarily in a portfolio of equity and fixed income securities of U.S. and foreign issuers.

 MERRILL LYNCH BASIC VALUE FOCUS FUND

    The Merrill Lynch Basic Value Focus Fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value.

 MERRILL LYNCH WORLD INCOME FOCUS FUND
    The Merrill Lynch World Income Focus Fund seeks a high current income by investing in a global portfolio of fixed income securities denominated in a various currencies, including multinational currency units. The Fund may invest in United States and foreign government and corporate fixed income securities, including high yield, high risk, lower rated and unrated securities.

 MERRILL LYNCH GLOBAL UTILITY FOCUS FUND

    The Merrill Lynch Global Utility Focus Fund seeks capital appreciation and current income through investment of at least 65% of its total assets in equity and debt securities issued by domestic and foreign companies which are, in the opinion of the Investment Adviser, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity telecommunications, gas or water.

 MERRILL LYNCH INTERNATIONAL EQUITY FOCUS FUND

    The Merrill Lynch International Equity Focus Fund seeks capital appreciation through investment in securities, principally equities, of issuers in countries other than the United States.
 MERRILL LYNCH DEVELOPING CAPITAL MARKETS FOCUS FUND

    The Merrill Lynch Developing Capital Markets Focus Fund seeks long-term capital appreciation by investing in securities, principally equities, of issuers in countries having smaller capital markets.

 MERRILL LYNCH INTERNATIONAL BOND FUND

    The Merrill Lynch International Bond Fund seeks a high total investment return by investing in a non-U.S. international portfolio of debt instruments denominated in various currencies and multinational currency units.

 MERRILL LYNCH INTERMEDIATE GOVERNMENT BOND FUND

    The Merrill Lynch Intermediate Government Bond Fund seeks the highest possible current income consistent with the protection of capital afforded by investing in intermediate-term debt securities issued or guaranteed by the United States Government, its agencies or instrumentalities.

    There is no assurance that any Portfolio will achieve its stated objectives. Owners are also advised to read the prospectuses for each of the Funds accompanying this Prospectus for more detailed information. Each Fund is subject to certain investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectuses for each of the Funds.
                              DETAILED DESCRIPTION
                            OF CERTIFICATE BENEFITS
                                 AND PROVISIONS
                                    GENERAL

    This Prospectus describes a flexible premium group variable life insurance policy where the Owner has considerable flexibility in selecting the timing and amount of premium payments.
                           ISSUANCE OF A CERTIFICATE

    Certificates will only be offered to eligible employees when provided by the Participating Employer. Individuals wishing to purchase a Certificate must complete an enrollment form In Writing, which must be received by Our Customer Service Center before a Certificate will be issued. A Certificate will not be issued with a specified Face Amount of less than the minimum Face Amount. Acceptance is subject to ITT Hartford's underwriting rules then in effect. ITT Hartford reserves the right to reject an enrollment form for any reason permitted by law.
                                    PREMIUMS

PREMIUM PAYMENT FLEXIBILITY

    A significant feature of the Certificate is that once the desired level and pattern of Death Benefits have been determined, the Owner has considerable flexibility in the selection of the timing and amount of premiums to be paid and You can choose the level of premiums, within a range determined by ITT Hartford, based on the Face Amount of the Certificate, the Insured's sex (except where unisex rates apply), Issue Age, and the Insured's risk classification.

    A minimum Initial Premium is due on the Coverage Date. The amount of the minimum Initial Premium is the amount which, after the deductions for sales load, state premium tax, and DAC tax charge, is sufficient (disregarding investment performance) to pay 12 times the first Monthly Deduction. Thereafter, additional premiums may be paid at any time, subject to the premium limitations set forth by the Internal Revenue Code as indicated in the section entitled "Premium Limitation," page 13. You have

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               13
--------------------------------------------------------------------------------

the right to pay additional premiums of at least $500.00 at any time.

ALLOCATION OF PREMIUM PAYMENTS

    If the state of issue of Your Certificate requires that We return Your Initial Premium, We will allocate the initial Net Premium submitted with Your enrollment form to the Merrill Lynch Domestic Money Market Investment Division, until the expiration of the right to examine period. Upon the expiration of the right to examine period, the initial Net Premium will, at a later date, be invested according to Your initial allocation instructions (except that any accrued interest will remain in the Merrill Lynch Domestic Money Market Investment Division if it is selected as an initial allocation option). This later date is the later of 10 days after We receive the premium and the date We receive the final requirement to put the Certificate in force. The Certificates are credited with units ("Accumulation Units") in each selected Investment Division, the assets of which are invested in the corresponding underlying Portfolio. An Owner may transfer funds among the Investment Divisions subject to certain restrictions. See "Detailed Description of Certificate Benefits and Provisions -- Transfers Between Investment Divisions," page 14. Any additional Net Premiums received by Us prior to such date will be allocated to the Merrill Lynch Domestic Money Market Investment Division.

    Alternatively, if the state of issue of Your Certificate provides for Our return of the Certificate's Cash Value to the Owner, We will allocate the initial Net Premium immediately among Your chosen Investment Divisions. IN THAT CASE YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE INVESTMENT DIVISIONS DURING THE RIGHT TO EXAMINE PERIOD. (Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate.)

    Upon written request, You may change the premium allocation. Portions allocated to the Investment Divisions must be whole percentages of 10% or more. Subsequent Net Premiums will be allocated among Investment Divisions according to Your most recent instructions, subject to the following. The Investment Value may be allocated to no more than five Investment Divisions at any one time. If We receive a premium and Your most recent allocation instructions would violate this requirement, We will allocate the Net Premium among the Investment Divisions according to Your previous premium allocation.

    The Owner will receive several different types of notification as to what his or her current premium allocation is. The initial allocation chosen by the Owner is shown in the Certificate. In addition, each transactional confirmation received after a premium payment will show how that premium has been allocated. In addition, each annual statement summarizes the current premium allocation in effect for that Certificate.

ACCUMULATION UNITS

    Net Premiums allocated to the Investment Divisions are used to credit Accumulation Units under the Certificate.

    The number of Accumulation Units in each Investment Division to be credited under the Certificate (including the initial allocation to the Merrill Lynch Domestic Money Market Investment Division) will be determined first by multiplying the Net Premium by the appropriate allocation percentage to determine the portion to be invested in the Investment Division. Each portion to be invested in an Investment Division is then divided by the Accumulation Unit Value of that particular Investment Division next computed following receipt of the payment.

ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Investment Division will vary daily to reflect the investment experience of the applicable Portfolio, as well as the daily deduction for mortality and expense risks, and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Investment Division on the preceding Valuation Day by a net investment factor for that Investment Division for the Valuation Period then ended. The net investment factor for each of the Investment Divisions is equal to the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Portfolio in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period, less the daily deduction for the mortality and expense risks assumed by ITT Hartford.

    All valuations in connection with a Certificate, e.g., with respect to determining Cash Value and Investment Value, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Certificate with each premium payment, other than the Initial Premium, will be made on the date the request or payment is received by ITT Hartford at the Customer Service Center if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

PREMIUM LIMITATION

    If premiums are received which would cause the Certificate to fail to meet the definition of a life insurance policy in accordance with the Internal
Revenue Code, We will refund the excess premium payments. We will refund such premium payments and interest thereon within 60 days after the end of a Coverage Year.
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14                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    A premium payment that results in an increase in the Death Benefit greater than the amount of the premium will be accepted only after We approve evidence of insurability.
                          VALUES UNDER THE CERTIFICATE

    As with traditional life insurance, each Certificate will have a Cash Surrender Value. The Cash Surrender Value is equal to the Cash Value, less Debt, less any charges accrued but not deducted. There is no minimum guaranteed Cash Surrender Value. The Cash Value equals the value in the Investment Divisions plus the Loan Account Value.

    Each Certificate will also have an Investment Value. The Investment Value of a Certificate changes on a daily basis and will be computed on each Valuation Day. The Investment Value will vary to reflect the investment experience of the Investment Divisions, Monthly Deduction Amounts and any amounts transferred to the Loan Account to secure a Loan.

    The Investment Value of a particular Certificate is related to the net asset value of the Portfolios associated with the Investment Divisions to which Net Premiums on the Certificate have been allocated. The total Investment Value in the Investment Divisions on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Investment Division as of the Valuation Day by the current Accumulation Unit Value of that Investment Division and then summing the result for all the Investment Divisions. The Investment Value equals the sum of the values of the assets in the Investment Divisions. See "Premiums -- Accumulation Unit Values," page 13.
                          SURRENDER OF THE CERTIFICATE

    At any time prior to the Maturity Date, provided the Certificate is in effect and has a Cash Surrender Value, the Owner may choose, without the consent of the Beneficiary (provided the designation of the Beneficiary is not irrevocable) to surrender the Certificate and receive the full Cash Surrender Value from Us. To surrender a Certificate, You must submit a request for surrender In Writing. We will determine the Cash Surrender Value as of the Valuation Day We receive the request In Writing at Our Customer Service Center, or the date requested by the Owner, whichever is later.

    The Cash Surrender Value, which is the net amount available upon surrender of the Certificate, equals the Cash Value, less Debt, less any charges accrued but not yet deducted. The Certificate will terminate on the date of receipt of the written request, or the date the Owner requests the surrender to be effective, whichever is later.

    The Cash Surrender Value may be paid in cash or allocated to any other payment option agreed upon by Us.

PARTIAL WITHDRAWALS

    At any time before the Maturity Date, and subject to ITT Hartford's rules then in effect, up to twelve (12) partial withdrawals are allowed per Coverage Year; however, only one (1) partial withdrawal is allowed between any successive Processing Dates. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt. ITT Hartford currently imposes a maximum $25.00 fee for processing partial withdrawals. A partial withdrawal will reduce the Cash Surrender Value, Cash Value and Investment Value. Any partial withdrawal will have a permanent effect on the Cash Surrender Value and may have a permanent effect on the Death Benefits payable. If Death Benefit option A is in effect, the Face Amount is reduced by the amount of the partial withdrawal. Unless specified otherwise, partial withdrawals will be deducted on a Pro Rata Basis from the Investment Divisions. Requests for partial withdrawals must be made In Writing to Us. The effective date of a partial withdrawal will be the Valuation Day We receive the request In Writing at Our Customer Service Center. A 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. See "Federal Tax Considerations -- Modified Endowment Contracts", page 26.
                   TRANSFERS BETWEEN THE INVESTMENT DIVISIONS

AMOUNT AND FREQUENCY OF TRANSFERS

    Upon request and as long as the Certificate is in effect, You may transfer amounts among the Investment Divisions up to six times per Coverage Year. Transfer requests must be in writing on a form approved by ITT Hartford or by telephone in accordance with established procedures. The amounts which may be transferred and the number of transfers will be limited by Our rules then in effect. Currently, the minimum value of Accumulation Units that may be transferred from one Investment Division to another is the lesser of (i) $500 or
(ii) the total value of the Accumulation Units in the Investment Division. The value of the remaining Accumulation Units in the Investment Division must equal at least $500. If, after an ordered transfer, the value of the remaining Accumulation Units in an Investment Division would be less than $500, the entire value will be transferred.

    Currently there are no restrictions on transfers other than those described herein and there is no charge for permitted transfers between Investment Divisions. ITT Hartford reserves the right in the future to impose additional restrictions on transfers, as a well as a charge for processing transfers.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               15
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TRANSFERS TO OR FROM INVESTMENT DIVISIONS

    In the event of a transfer from an Investment Division, the number of Accumulation Units credited to the Investment Division from which the transfer is made will be reduced. The reduction will be determined by dividing:

    1.  the amount transferred by,

    2. the Accumulation Unit Value for that Investment Division on the Valuation Day We receive Your request for transfer In Writing.

    In the event of a transfer to an Investment Division, We will increase the number of Accumulation Units credited thereto. The increase will equal:

    1.  the amount transferred divided by,

    2. the Accumulation Unit Value for that Investment Division determined on the Valuation Day We receive Your request for transfer In Writing.

PROCEDURES FOR TELEPHONE TRANSFERS

    Owners may effect telephone transfers in two ways. All Owners may directly contact a customer service representative. Owners may in the future also request access to an electronic service known as a Voice Response Unit (VRU). The VRU will permit the transfer of monies among the Investment Divisions and change of the allocation of future payments. All Owners intending to conduct telephone transfers through the VRU will be asked to complete a Telephone Authorization Form.

    ITT Hartford will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Before a customer service representative accepts any request, the caller will be asked for his or her social security number and address. All calls will also be recorded. A Personal Identification Number (PIN) will be assigned to all Owners who request VRU access. The PIN is selected by and known only to the Owner. Proper entry of the PIN is required before any transactions will be allowed through the VRU. Furthermore, all transactions performed over the VRU, as well as with a customer service representative, will be confirmed by ITT Hartford through a written letter. Moreover, all VRU transactions will be assigned a unique confirmation number which will become part of the Certificate's history. ITT Hartford is not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.
                      VALUATION OF PAYMENTS AND TRANSFERS

    We value the Certificate on every Valuation Day.

    We will pay Death Proceeds, Cash Surrender Values, partial withdrawals, and Loan amounts attributable to the Investment Divisions within seven (7) days after We receive all the information needed to process the payment unless the NYSE is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.

    ITT Hartford may defer payment of any amounts not attributable to the Investment Divisions for up to six months from the date on which We receive the request.
                                     LOANS

    As long as the Certificate is in effect, an Owner may obtain, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), a cash Loan from ITT Hartford. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt.

    The amount of each Loan will be transferred on a Pro-Rata Basis from each of the Investment Divisions (unless the Owner specifies otherwise) to the Loan Account. The Loan Account is the mechanism used to ensure that any outstanding Debt remains fully secured by the Investment Value.

LOAN INTEREST

    Interest will accrue daily on outstanding Debt at the Adjustable Loan Interest Rate indicated in the Certificate. The difference between the value of the Loan Account and any outstanding Debt will be transferred from the Investment Divisions to the Loan Account on each Processing Date.

    The maximum Adjustable Loan Interest Rate We may charge for Loans is the greater of 5% and the Published Monthly Average for the calendar month two months prior to the date on which the Adjustable Loan Interest Rate is determined. The Published Monthly Average means the "Moody's Corporate Bond Yield Average -- Monthly Average Corporate" as published by Moody's Investors Service, Inc. or any successor to that service. If that monthly average is no longer published, a substitute average will be used.

CREDITED INTEREST

    Amounts in the Loan Account will be credited with interest at a rate equal to the Adjustable Loan Interest Rate then in effect, minus 1%.

LOAN REPAYMENTS

    You can repay any part of or the entire Loan at any time. The amount of the Loan repayment will be allocated to Your chosen Investment Divisions on a Pro Rata Basis, determined as of the date of the Loan repayment. Unless specified otherwise, additional premium payments received by ITT Hartford during the period when a Loan is outstanding will be treated as Loan repayments.

16                               ITT Hartford Life and Annuity Insurance Company
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TERMINATION DUE TO EXCESSIVE DEBT

    If total Debt outstanding equals or exceeds the Cash Surrender Value, the Certificate will terminate 31 days after We have mailed notice to Your last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of this 31 day period, the Certificate will end without value.

EFFECT OF LOANS ON INVESTMENT VALUE

    A Loan, whether or not repaid, will have a permanent effect on the Investment Value because the investment results of each Investment Division will apply only to the amount remaining in such Investment Divisions. The longer a Loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for funds held in the Loan Account, an Owner's Investment Value will not increase as rapidly as it would have had no Loan been made. If the Investment Divisions earn less than the Loan Account, the Owner's Investment Value will be greater than it would have been had no Loan been made. Also, if not repaid, the aggregate amount of outstanding Debt will reduce the Death Proceeds and Cash Surrender Value otherwise payable.
                                 DEATH BENEFIT

    As long as the Certificate remains in force, the Certificate provides for the payment of the Death Proceeds to the named Beneficiary when the Insured under the Certificate dies. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Debt outstanding under the Certificate plus any rider benefits payable. The Death Benefit depends on the Death Benefit option You select and is determined as of the date of the death of the Insured.

DEATH BENEFIT OPTIONS

    There are two Death Benefit options: Death Benefit option A and Death Benefit option B:

1. Under the Death Benefit option A, the Death Benefit is the greater of (a) the Face Amount and (b) the Variable Insurance Amount.

2. Under Death Benefit option B, the Death Benefit is the greater of (a) the Face Amount plus the Cash Value and (b) the Variable Insurance Amount.

    Regardless of which Death Benefit option You select, the maximum amount payable under such option will be the Death Proceeds.

OPTION CHANGE

    While the Certificate is in force, You may change the Death Benefit option selected under a Certificate by making a request In Writing during the lifetime of the Insured. If the change is from Death Benefit option A to Death Benefit option B, satisfactory evidence of insurability must be provided to ITT Hartford. The Face Amount after the change will be equal to the Face Amount before the change, less the Cash Value on the effective date of the change. If the change is from Death Benefit option B to Death Benefit option A, the Face Amount after the change will be equal to the Face Amount before the change plus the Cash Value on the effective date of change. Any change in the selection of a Death Benefit option will become effective at the beginning of the Coverage month following ITT Hartford's approval of such change. We will notify You that the change has been made.

    All or part of the Death Proceeds may be paid in cash or applied under one of the payment options described below.

PAYMENT OPTIONS

    Death Proceeds under the Certificate may be paid in a lump sum or may be applied to one of ITT Hartford's payment options. The minimum amount that may be placed under a payment option is $5,000 unless ITT Hartford consents to a lesser amount. Once payments under payment options 2, 3 or 4 commence, no surrender of the Certificate may be made for the purpose of receiving a lump sum settlement in lieu of the life insurance payments. The following options are available under the Certificates:

    FIRST OPTION -- Interest Income

    Payments of interest at the rate We declare, but not less than 3% per year, on the amount applied under this option.

    SECOND OPTION -- Income of Fixed Amount

    Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3% per year, is exhausted. The final payment will be for the balance remaining.

    THIRD OPTION -- Payments for a Fixed Period

    An amount payable monthly for the number of years selected which may be from 1 to 30 years.

    FOURTH OPTION -- Life Income

      LIFE ANNUITY -- an annuity payable monthly during the lifetime of the Annuitant and terminating with the last monthly payment due preceding the death of the Annuitant. Under this option, it is possible that only one monthly annuity payment would be made, if the Annuitant died before the second monthly annuity payment was due.

      LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- an annuity providing monthly income to the Annuitant for a fixed period of 120 months and for as long thereafter as the Annuitant shall live.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               17
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    The fourth payment option is based on the 1983a Individual Annuity Mortality
Table set back one year and a net investment rate of 3% per annum. The amount of each payment under this option will depend upon the age of the Annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, ITT Hartford may make payments less often. The first, second and third payment options are based on a net investment rate of 3% per annum. ITT Hartford may, however, from time to time, at Our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

    ITT Hartford will make any other arrangements for income payments as may be agreed on.

LEGAL DEVELOPMENTS REGARDING INCOME PAYMENTS

    In those states affected by the 1983 Supreme Court decision in Arizona Governing Committee v. Norris, income payment options involving life income are based on unisex actuarial tables. In addition, legislation has previously been introduced in Congress which, had it been enacted, would have required the use of tables that do not vary on the basis of sex for some or all annuities. Currently, several states have enacted such laws.

BENEFICIARY

    The Owner names the Beneficiary in the enrollment form for the Certificate. The Owner may change the Beneficiary (unless irrevocably named) during the Insured's lifetime by written request to ITT Hartford. If no Beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Owner if living; otherwise to the Owner's estate.

INCREASES AND DECREASES IN FACE AMOUNT

    The minimum Face Amount of the Certificate is $50,000. At any time after purchasing a Certificate, the Owner may request a change in the Face Amount by making a request In Writing to ITT Hartford and directing such request to ITT Hartford's Customer Service Center.

    All requests to increase the Face Amount must be applied for on a new enrollment form. All requests will be subject to evidence of insurability satisfactory to the Company and subject to Our rules then in effect. Any increase approved by Us will be effective on the Processing Date following the date We approve the request. The Monthly Deduction Amount on the first Processing Date on or after the effective date of the increase will reflect a charge for the increase.

    A decrease in the Face Amount will be effective on the first Processing Date following the date We receive the request. Decreases must reduce the Face Amount by at least $25,000, and the remaining Face Amount must not be less than $50,000. Decreases will be applied:

(a) to the most recent increase; then

(b) successively to each prior increase, and then

(c) to the initial Face Amount.

    We reserve the right to limit the number of Face Amount increases or decreases made under the Certificate to no more than one in any 12 month period.
                              BENEFITS AT MATURITY

    If the Insured is living on the Maturity Date, on surrender of the Certificate to ITT Hartford, ITT Hartford will pay to the Owner the Cash Surrender Value on the date the Certificate is surrendered. However, on the Maturity Date, the Certificate will terminate and ITT Hartford will have no further obligations under the Certificate.
                          TERMINATION OF PARTICIPATION
                              IN THE GROUP POLICY

    Participation in the Group Policy may be terminated by ITT Hartford or the Participating Employer. The party initiating the termination must provide notice of such termination to each Owner of record, at his or her last known address, at least 15 days prior to the date of termination. In the event of such termination, no new enrollment forms for new Insureds will be accepted on or after the date notice of discontinuance is received or sent by ITT Hartford, whichever is applicable, nor will any new Certificates be issued. If premium payments are discontinued, ITT Hartford will continue insurance Coverage under the Certificate as long as the Cash Surrender Value is sufficient to cover the charges due. This Continuation of Insurance will not continue the Coverage under the Certificate beyond Attained Age 100, nor will it continue any optional benefit rider beyond the Certificate's date of termination. If the Group Policy is discontinued or amended to discontinue the eligible class to which an Insured belongs (and if the Coverage on the Insured is not transferred to another insurance carrier), any Certificate then in effect will remain in force under the discontinued Group Policy, provided it is not canceled or surrendered by the Owner, subject to ITT Hartford's qualifications then in effect.
                         LAPSE AND REINSTATEMENT WHILE
                         THE GROUP POLICY IS IN EFFECT

LAPSE AND GRACE PERIOD

    A Grace Period of 61 days will be allowed following the date We mail to the Owner notice that the Cash Surrender Value is insufficient to pay the charges due under the Certificate. Unless the Owner has given ITT Hartford written notice of termination in advance of the date of termination

18                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

of the Certificate, insurance will continue in force during the Grace Period. The Owner will be liable to ITT Hartford for all charges due under the Certificate then unpaid for the period the Certificate remains in force.
    In the event that total Debt outstanding equals or exceeds the Cash Surrender Value, the Certificate will terminate 31 days after We have mailed notice to Your last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of this 31 day period, the Certificate will end without value.

REINSTATEMENT

    Prior to the death of the Insured, and unless (1) the Group Policy is terminated (See "Termination of Participation in the Group Policy") or (2) the Certificate has been surrendered for cash, the Certificate may be reinstated prior to the Maturity Date, provided:

(a) you make Your request within three (3) years of the date of lapse; and

(b) satisfactory evidence of insurability is submitted.

    To reinstate Your Certificate, you must remit a premium payment large enough to keep the coverage under the Certificate in force for at least 3 months following the date of reinstatement. The Face Amount of the reinstated Certificate cannot exceed the Face Amount at the time of lapse. The Investment Value on the reinstatement date will reflect:

(a) The Investment Value at the time of termination; plus

(b) Net Premiums attributable to premiums paid at the time of reinstatement.

    Upon reinstatement, any Debt at the time of termination must be repaid or carried over to the reinstated Certificate.
                          ENROLLMENT FOR A CERTIFICATE

    Individuals wishing to purchase a Certificate must submit an enrollment form to ITT Hartford. Within limits, an applicant may choose the Initial Premium and the initial Face Amount. A Certificate generally will be issued only on the lives of Insureds Attained Age 79 and under who supply evidence of insurability satisfactory to the Company. Acceptance is subject to ITT Hartford's underwriting rules and ITT Hartford reserves the right to reject an enrollment form for any reason. No change in the terms or conditions of a Certificate will be made without the consent of the Owner.

    The Certificate will be effective on the Coverage Date only after ITT Hartford has received all outstanding delivery requirements and received the Initial Premium. The Coverage Date is the date used to determine all future cyclical transactions on the Certificate, e.g., Processing Date, Coverage months and Coverage Years.
                      THE RIGHT TO EXAMINE THE CERTIFICATE

    An Owner has a limited right to return a Certificate. Subject to applicable state regulation, if the Certificate is returned, by mail or personal delivery to ITT Hartford or to the agent who sold the Certificate, to be canceled within 10 days after delivery of the Certificate to the Owner, ITT Hartford will return either (1) the total amount of premiums or (2) the Cash Value plus charges deducted under the Certificate to the Owner within 7 days. If the state where Your Certificate is issued requires that We return Your Initial Premium, We will allocate Your initial Net Premium to the Merrill Lynch Domestic Money Market Investment Division. If the state of issue of Your Certificate provides for Our return of the Certificate's Cash Value to the Owner, We will allocate the initial Net Premium immediately among Your chosen Investment Divisions.

DEDUCTIONS FROM THE PREMIUM

    Before allocating the Net Premium to the Investment Divisions, a deduction as a percentage of premium is made for the front-end sales load, premium taxes and the DAC tax charge. The amount of each premium allocated to the Investment Divisions is Your Net Premium.

FRONT-END SALES LOAD

    The current and maximum front-end sales load included in the premium deduction is 9% of any premium paid for Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.

    Front-end sales loads cover expenses related to the sale and distribution of the Certificates. The front-end sales load may be reduced for certain sales of the Certificates under circumstances which result in a saving of such sales and distribution expenses. To qualify for such a reduction, a plan must satisfy certain criteria as to, for example, the expected number of Owners and the anticipated Face Amount of all Certificates under the plan. Generally, the sales contacts and effort and administrative costs per Certificate vary based on such factors as the size of the plan, the purpose for which Certificates are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification are related to the reduced sales effort and administrative costs resulting from sales to qualifying plans. ITT Hartford may modify from time to time on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners funded by the Separate Account.

PREMIUM RELATED TAX CHARGE

    We deduct a percentage of each premium to cover taxes assessed against ITT Hartford that are attributable to

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               19
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premiums. This percentage will vary by locale depending on the tax rates in effect there. The range of premium taxes actually deducted by ITT Hartford currently ranges from 0% to 4%.

DAC TAX CHARGE

    The Company deducts 1.25% of each premium to cover a federal premium tax assessed against the Company. This charge is reasonable in relation to the Company's federal income tax burden, under Section 848 of the Code, resulting from the receipt of premiums. We will adjust this charge based on changes in the applicable tax law.
                             DEDUCTIONS AND CHARGES
                           FROM THE INVESTMENT VALUE

MONTHLY DEDUCTION AMOUNTS

    On the Coverage Date and on each subsequent Processing Date, ITT Hartford will deduct an amount (the "Monthly Deduction Amount") from the Investment Value to cover certain charges and expenses incurred in connection with a Certificate. The Monthly Deduction Amount will vary from month to month. These will be taken from the Charge Deduction Division, if designated in the enrollment form for the Certificate or later elected.

    If a Charge Deduction Division has been designated but the Investment Value in the Charge Deduction Division is less than that required to cover all charges due on such date:

(1) ITT Hartford will apply the Investment Value of the Charge Deduction Division to the charges due and set the Investment Value in the Charge Deduction Division to zero; and

(2) any additional amount due will be allocated among the remaining Investment Divisions on a Pro Rata Basis.

    If no Charge Deduction Division has been designated or elected, any amounts due will be allocated among the Owner's chosen Investment Divisions on a Pro Rata Basis.

THE MONTHLY DEDUCTION AMOUNT EQUALS:

(A) THE ADMINISTRATIVE EXPENSE CHARGE; PLUS

(B) THE CHARGES FOR COST OF INSURANCE, PLUS ANY CHARGES FOR ADDITIONAL BENEFITS PROVIDED BY RIDER.

    (A) COST OF INSURANCE CHARGE

        The charge for the cost of insurance is equal to:

          (i) the cost of insurance rate per $1,000; multiplied by

          (ii) the Net Amount at Risk; divided by

          (iii) $1,000

        The Net Amount at Risk equals the Death Benefit less the Cash Value on that date.

        The cost of insurance charge is to cover ITT Hartford's anticipated mortality costs. ITT Hartford uses various underwriting procedures, including medical underwriting procedures, depending on the characteristics of the group to which the Group Policies are issued. The current cost of insurance rates for standard risks may be equal to or less than the 1980 Commissioners Standard Ordinary Mortality Table. Substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table. The multiple will be based on the Insured's risk class. The use of simplified underwriting and guaranteed issue procedures may result in the cost of insurance charges being higher for some individuals than if medical underwriting procedures were used.

        Cost of insurance rates are based on the age, sex (except where unisex rates apply), and rate class of the Insured and group mortality characteristics and the particular characteristics (such as the rate class structure) under the Group Policy that are agreed to by ITT Hartford and the Participating Employer. The actual monthly cost of insurance rates will be based on ITT Hartford's expectations as to future experience. ITT Hartford will determine the cost of insurance rate at the start of each Coverage Year. Any changes in the cost of insurance rate will be made uniformly for all Insureds in the same risk class.

        The rate class of an Insured affects the cost of insurance rate. ITT Hartford and the Participating Employer will agree to the number of classes and characteristics of each class. The classes may vary by smokers and nonsmokers, active and retired status, and/or any other nondiscriminatory classes agreed to by the Participating Employer. Where smoker and non-smoker divisions are provided, an Insured who is in the nonsmoker division of a rate class will have a lower cost of insurance than an Insured in the smoker division of the same rate class, even if each Insured has an identical Certificate.

        Because the Cash Value and the Death Benefit Amount under a Certificate may vary from month to month, the cost of insurance charge may also vary on each Processing Date.

    (B) RIDER CHARGE

        If the policy includes riders, a charge is deducted from the Investment Value on each Processing Date.
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20                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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        The charge applicable to these riders is to compensate ITT Hartford for anticipated cost of providing these benefits and are specified on the applicable rider.

        The Riders available are described on page 22 under "Supplemental Benefits" section.

    (C) MONTHLY ADMINISTRATIVE FEE AND OTHER EXPENSE CHARGES

        ITT Hartford will assess a monthly administrative charge to compensate ITT Hartford for administrative costs in connection with the Certificates. This charge will be $5 per Coverage month initially and is guaranteed never to exceed $10.00 per Coverage month. This charge covers the average expected cost for these expenses.
                       MORTALITY AND EXPENSE RISK CHARGE

    A charge is made for mortality and expense risks assumed by ITT Hartford. ITT Hartford deducts a daily charge at a maximum effective annual rate of .65% of the value of each Investment Division's assets. See also, "Premiums -- Accumulation Unit Values," Page 13.

    The Mortality and Expense Risk Charge is equal to:

(i) the Mortality and Expense Risk Rate; multiplied by

(ii) the portion of the Cash Value allocated to the Investment Divisions and the Loan Account.

    The mortality risk assumed is that the actual cost of insurance charges specified in the Certificate will be insufficient to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Certificates will exceed the administrative charges set forth therein.

    If these charges are insufficient to cover actual costs and assumed risks, the loss will fall on ITT Hartford. Conversely, if the charge proves more than sufficient, any excess will be added to ITT Hartford's surplus.
TAXES

    Currently, no charge is made to the Separate Account for federal, state, and local taxes that may be attributable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on ITT Hartford and/or the Separate Account may result in a charge against the Certificates in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.
                                 OTHER MATTERS
                            ADDITIONS, DELETIONS OR
                          SUBSTITUTIONS OF INVESTMENTS

    ITT Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Separate Account and the Investment Divisions which fund the Group Policies. If shares of any of the Portfolios should no longer be available for investment, or if, in the judgment of ITT Hartford's management, further investment in shares of any Portfolio should become inappropriate in view of the purposes of the Group Policies, ITT Hartford may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Group Policies. No substitution of securities will take place without notice to and consent of Owners and without prior approval of the SEC to the extent required by the 1940 Act. Subject to Owner approval, if required, ITT Hartford also reserves the right to end the registration under the 1940 Act of the Separate Account or any other separate accounts of which it is the depositor which may fund the Group Policies.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither ITT Hartford nor the Funds currently foresee any such disadvantages either to variable life insurance Owners or to variable annuity contract owners, the Board of Directors of The Hartford Funds, the Board of Trustees for the Neuberger & Berman Trust, the Board of Trustees for The Alger American Fund and the Board of Directors for the Merrill Lynch Variable Series Funds, Inc. (collectively the "Boards") intend to monitor events in order to identify any material conflicts between such Owners and to determine what action, if any, should be taken in response thereto. If the Boards were to conclude that separate funds should be established for variable annuity and variable life insurance separate accounts, ITT Hartford will bear the attendant expenses.
                                 VOTING RIGHTS

    In accordance with its view of presently applicable law, ITT Hartford will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Owners (or the assignee of the Certificates, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Owner is determined by dividing the Owner's interest in each Investment Division by the net asset value of the applicable shares of the Funds. ITT Hartford will vote shares for which no

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               21
--------------------------------------------------------------------------------

instructions have been given and shares which are not attributable to Owners (i.e., shares owned by ITT Hartford) in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if ITT Hartford's present interpretation should change and, as a result, ITT Hartford determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

    The voting interests of the Owners (or the assignees) in the Funds will be determined as follows: Owners may cast one vote for each full or fractional Accumulation Unit owned under their respective Certificates and allocated to an Investment Division the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, an Owner has taken a Loan secured by the Certificate, amounts transferred from the Investment Division(s) to the Loan Account(s) in connection with the Loan (see "Certificate Benefits and Rights -- Loans," page 15) will not be considered in determining the voting interests of the Owner. Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which shareholders may vote.

    ITT Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, ITT Hartford itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser of the Funds if ITT Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event ITT Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Owners.
                                   OUR RIGHTS

    We reserve the right to take certain actions in connection with Our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the SEC). If necessary, We will seek approval by Owners.

    Specifically, We reserve the right to:

        - Add or remove any Investment Division;

        - Create new separate accounts;

        - Combine the Separate Account with one or more other separate accounts;

        - Operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

        - Deregister the Separate Account under the 1940 Act;

        - Manage the Separate Account under the direction of a committee or discharge such committee at any time;

        - Transfer the assets of the Separate Account to one or more other separate accounts; and

        - Restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Separate
          Account.

    ITT Hartford also reserves the right to change the name of the Separate Account.

    We have reserved all rights to the name of ITT Hartford Life and Annuity Insurance Company or any part of it. We may allow the Separate Account and other entities to use Our name or part of it, but We may also withdraw this right.
                              STATEMENTS TO OWNERS

    We will send You a statement at least once each Coverage Year, showing:

(a) the current Cash Value, Cash Surrender Value and Face Amount;

(b) the premiums paid, Monthly Deduction Amounts and Loans since the last report;

(c) the amount of any outstanding Debt;

(d) notifications required by the provisions of the Certificate; and

(e) any other information required by the Insurance Department of the State where the Certificate was delivered.
                           LIMIT ON RIGHT TO CONTEST

    ITT Hartford may not contest the validity of the Certificate after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Certificate is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Face Amount as a result of a premium payment is contestable for two years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the Death Benefit payable will be limited to the premiums paid less any outstanding Debt and partial withdrawals.

22                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                         MISSTATEMENT AS TO AGE OR SEX
    If the age or sex of the Insured is incorrectly stated, the amount of all benefits payable will be appropriately adjusted, as specified in the Certificate.
                                   ASSIGNMENT

    The Certificate may be assigned as collateral for a loan or other obligation. ITT Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.
                                   DIVIDENDS

    No dividends will be paid under the Certificates.
                               EXPERIENCE CREDITS

    The Certificates issued under a Group Policy may be eligible for experience credits due to administrative savings. The amount of any experience credit may be paid in cash or applied to and used to increase the Investment Value.
                             SUPPLEMENTAL BENEFITS

    The following supplemental benefit, which is subject to the restrictions and limitations set forth therein, may be included in a Certificate.
                         MATURITY DATE EXTENSION RIDER

    We will extend the Maturity Date (the date on which the Certificate will mature), to the date of death of the Insured. Certain Death Benefit and premium restrictions apply. See "Federal Tax Considerations -- Income Taxation of Certificate Benefits," page 25.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               23
--------------------------------------------------------------------------------

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                       OTHER BUSINESS PROFESSION,
                                                                                         VOCATION OR EMPLOYMENT
                                     POSITION WITH ITT HARTFORD,                            FOR PAST 5 YEARS;
           NAME, AGE                       YEAR OF ELECTION                                OTHER DIRECTORSHIPS
--------------------------------  ----------------------------------  -------------------------------------------------------------
Andrew, Joan M., 38               Vice President, 1992                Vice President and Director, National Service Center
                                                                        Operations (1992-Present), ITT Hartford.
Bossen, Wendell J., 62            Vice President, 1995**              Vice President (1992), Hartford Life Insurance Company;
                                                                        Executive Vice President (1984), Mutual Benefit.
Boyko, Gregory A., 44             Vice President, 1995                Vice President and Controller (1995-Present), Hartford Life
                                                                        Insurance Company; Chief Financial Officer (1994-1995), IMG
                                                                        American Life; Senior Vice President (1992-1994),
                                                                        Connecticut Mutual.
Cummins, Peter W., 59             Vice President, 1993                Vice President, Individual Annuity Operations (1989-Present),
                                                                        Hartford Life Insurance Company.
deRaismes, Ann M., 45             Vice President, 1994                Vice President (1994-Present), Assistant Vice President
                                                                        (1992), Director of Human Resources (1991-Present),
                                                                        Hartford Life Insurance Company.
Dooley, James R., 59              Vice President, 1977                Vice President, Director Information Services (1973-Present),
                                                                        ITT Hartford.
Fitch, Timothy M., 43             Vice President, 1995                Vice President (1995-Present); Assistant Vice President
                                                                        (1993); Director (1991), Hartford Life.
Frahm, Donald R., 64              Director, 1995*                     Chairman and Chief Executive Officer (1988-Present), ITT
                                                                        Hartford Insurance Group, Inc.
Gardner, Bruce D., 45             Director, 1991*                     Vice President (1996-Present) General Counsel and Corporate
                                                                        Secretary (1991), Hartford Life Insurance Company
Gareau, Joseph H., 49             Executive Vice President, 1993      Executive Vice President and Chief Investment Officer
                                    Chief Investment Officer, 1993      (1993-Present), Hartford Life Insurance Company
                                    Director, 1993*
Gillette, Donald J., 50           Vice President, 1993                Vice President, Director of Marketing (1991-Present), ITT
                                                                        Hartford; MSI Insurance (1986)
Godkin, Lynda, 42                 Associate General Counsel, 1995     Associate General Counsel and Corporate Secretary
                                    Corporate Secretary, 1995           (1995-Present), Assistant General Counsel and Secretary
                                                                        (1994), Counsel (1990), Hartford Life Insurance Company
Grady, Lois W., 51                Vice President, 1993                Vice President (1993-Present), Assistant Vice President
                                                                        (1988), Hartford Life Insurance Company
Hall, David A., 42                Senior Vice President, 1993         Senior Vice President and Actuary (1993-Present), Hartford
                                    Actuary, 1993                       Life Insurance Company
Kanarek, Joseph, 48               Vice President, 1994                Vice President (1991-Present), Director (1992-Present),
                                    Director, 1994*                     Hartford Life Insurance Company
Kerzner, Robert A., 44            Vice President, 1994                Vice President (1994-Present), Regional Vice President
                                                                        (1991), Life Sales Manager (1990), Hartford Life Insurance
                                                                        Company.
Kohlhof, LaVern L., 66            Vice President, 1980                Vice President and Secretary (1980-Present), ITT Hartford
                                    Secretary, 1980
Malchodi, Jr., William B., 45     Vice President, 1994                Vice President (1994-Present), Director of Taxes
                                    Director of Taxes, 1992             (1992-Present), Assistant General Counsel and Assistant
                                                                        Director of Taxes (1986), Hartford Insurance Group

24                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                                       OTHER BUSINESS PROFESSION,
                                                                                         VOCATION OR EMPLOYMENT
                                     POSITION WITH ITT HARTFORD,                            FOR PAST 5 YEARS;
           NAME, AGE                       YEAR OF ELECTION                                OTHER DIRECTORSHIPS
--------------------------------  ----------------------------------  -------------------------------------------------------------
Marra, Thomas M., 37              Executive Vice President, 1995      Senior Vice President (1994), Director of Individual
                                    Director, 1994*                     Annuities (1991), Vice President (1989), Hartford Life
                                                                        Insurance Company
Matthiesen, Steven L., 51         Vice President, 1984                Vice President, Director of New Business (1984-Present), ITT
                                                                        Hartford
Noto, Joseph J., 44               Vice President, 1989                Vice President (1989-Present), Hartford Life Insurance
                                                                        Company.
Raymond, Craig D.. 32             Vice President, 1993                Vice President and Chief Actuary (1994-Present), Vice
                                    Chief Actuary, 1994                 President (1993), Assistant Vice President (1992), Actuary
                                                                        (1989-1994), Hartford Life Insurance Company
Schrandt, David T., 48            Vice President, 1987                Vice President, Treasurer and Controller (1987-Present), ITT
                                    Treasurer, 1987                     Hartford
Smith, Lowndes A., 55             President, 1993                     President and Chief Executive Officer (1993-Present), ITT
                                    Chief Executive Officer, 1993       Hartford; President and Chief Operating Officer
                                    Director, 1985*                     (1989-Present), Hartford Life Insurance Company
Zlatkus, Lizabeth H., 36          Vice President, 1994                Vice President, Director Business Operations (1994),
                                    Director, 1994*                     Assistant Vice President, Director Executive Operations
                                                                        (1992), Executive Staff Assistant to President (1990),
                                                                        Hartford Life Insurance Company

------------------------
 * Denotes year of election to Board of Directors
** ITT Hartford Affiliated Company

ITT Hartford Life and Annuity Insurance Company                               25
--------------------------------------------------------------------------------

                                DISTRIBUTION OF
                               THE GROUP POLICIES

    ITT Hartford intends to sell the Group Policies in all jurisdictions where it is licensed to do business. The Group Policies will be sold by life insurance sales representatives who represent ITT Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO"), or certain other registered Broker-Dealers. Any sales representative or employee will have been qualified to sell variable life insurance policies under applicable Federal and State laws. Each Broker-Dealer is registered with the SEC under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HESCO is the principal underwriter for the Group Policies. The maximum sales commission payable to ITT Hartford agents, independent registered insurance brokers, and other registered Broker-Dealers is 6% of the premiums paid. In addition, expense allowances may be paid. The sales representative may be required to return all or a portion of the commissions paid if a Certificate terminates prior to the second Certificate Anniversary.
                               SAFEKEEPING OF THE
                            SEPARATE ACCOUNT ASSETS

    The assets of the Separate Account are held by ITT Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of ITT Hartford. ITT Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by ITT Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate amount of $50 million, covering all of the officers and employees of ITT Hartford.
                           FEDERAL TAX CONSIDERATIONS
                                    GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE POLICY OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE POLICY IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Policies cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon ITT Hartford understanding of current Federal income tax laws as they are currently interpreted.
                          TAXATION OF THE COMPANY AND
                              THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of ITT Hartford which is taxed as a life insurance company under Part 1 of Subchapter L of Chapter 1 of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Investment Divisions) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Certificate Benefits and Provisions -- Values under the Certificate", on page 14). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Certificate.

    ITT Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made to the Separate Account for Federal income taxes. If ITT Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for taxes against the Separate Account.
                    INCOME TAXATION OF CERTIFICATE BENEFITS

    For Federal income tax purposes, the Certificates should be treated as life insurance policies under Section 7702 of the Code. The death benefit under a life insurance policy is excluded from the gross income of the Beneficiary. Also, a life insurance policy owner is not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. ITT Hartford intends to monitor premium levels to assure compliance with the Section 7702 standards.

    During the first fifteen policy years, an "income first" rule generally applies to any distribution of cash that is required under Code Section 7702 because of a reduction in benefits under the Certificate.

26                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    ITT Hartford also believes that any Loan received under a Certificate will be treated as Debt of the Owner, and that no part of any Loan under a Certificate will constitute income to the Owner. A surrender or assignment of the Certificate may have tax consequences depending upon the circumstances. Owners should consult qualified tax advisers concerning the effect of such changes.

    Federal, state, and local estate tax, inheritance, and other tax consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each Owner or Beneficiary.

    The Maturity Date Extension Rider allows an Owner to extend the Maturity Date to the date of the death of the Insured. Although ITT Hartford believes that the Certificate will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, due to the lack of specific guidance on this issue, this result is not certain. If the Certificate is not treated as a life insurance contract for federal income tax purposes after the Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.
                          MODIFIED ENDOWMENT CONTRACTS

    Code Section 7702A applies an additional test, the "seven-pay" test, to life insurance contracts. A modified endowment contract is a life insurance policy which satisfies the Section 7702 definition of life insurance but fails the seven-pay test of Section 7702A. A policy fails the seven-pay test if the accumulated amount paid into the Certificate at any time during the first seven Coverage Years exceeds the sum of the net level premiums that would have been paid up to that point if the Certificate provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

    A policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, withdrawals and loans from a modified endowment policy are treated first as income, then as a recovery of basis. Taxable withdrawals are subject to a 10% additional tax, with certain exceptions. Generally, only distributions and loans made in the first year in which a policy becomes a modified endowment policy, and in subsequent years, are taxable. However, distributions and loans made in the two years prior to a policy's failing the seven-pay test are deemed to be in anticipation of failure and are subject to tax.

    If the Certificate satisfies the seven-pay test for seven years, distributions and loans made thereafter will not be subject to the modified endowment policy rules, unless the Certificate is changed materially. The seven-pay test will be applied anew at any time the Certificate undergoes a material change, which includes an increase in the Face Amount.

    All modified endowment policies that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment policy for the purpose of determining the taxable portion of any loan or distribution.

    ITT Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue.
                          DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance policy (other than a pension plan policy) will not be treated as a life insurance policy for any period during which the investments made by the separate account underlying the policy are not adequately diversified in accordance with regulations prescribed by the Treasury. If a policy is not treated as a life insurance policy, the policy owner will be subject to income tax on the annual increases in cash value. The Treasury has issued diversification regulations which, among other things, generally require that no more than 55% of the value of the total assets of the segregated asset account (such as the Funds) underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer. If the diversification standards are not met, non-pension policy owners will be subject to current tax on the increase in cash value in the policy.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to need the diversification standards, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or Policy Owner must agree to pay the tax due for the period during which the diversification standards were not met. The amount required to be paid shall be an amount based upon the tax that would have been owed by the policy owner if

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               27
--------------------------------------------------------------------------------

they were treated as receiving the income on the policy for such period or periods.
                         FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Owner, such amounts will be subject to Federal income tax withholding and reporting, pursuant to Section 3405 of the Internal Revenue Code.
                            OTHER TAX CONSIDERATIONS

    Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Certificate ownership and distributions under federal, state and local law.
                               LEGAL PROCEEDINGS

    There are no pending material legal proceedings affecting the Group Policies, the Certificates, the Separate Account or any of the Funds.
                                    EXPERTS

    The financial statements for ITT Hartford included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report herein, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report of ITT Hartford Life and Annuity Insurance Company (the depositor), which includes an explanatory paragraph with respect to changing the valuation method in determining aggregate reserves for future benefits. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

    The hypothetical illustrations included in this Prospectus and Registration Statement have been approved by Peter J. Vogt, FSA, MAAA, Assistant Actuary, are included in reliance upon his opinion as to their reasonableness.
                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, ITT Hartford, the Group Policies and the Certificates.

28                               ITT Hartford Life and Annuity Insurance Company
--------------------------------------------------------------------------------

                                   APPENDIX A
                    ILLUSTRATION OF DEATH BENEFITS, ACCOUNT
                        VALUES AND CASH SURRENDER VALUES

The following tables illustrate how the Death Benefits, Cash Values and Cash Surrender Values of a Policy may change with the investment experience of the Separate Account. The tables show how the Death Benefits, Cash Values and Cash Surrender Values of a Certificate issued to an Insured of a given age would vary over time if the investment return on the assets held in each Portfolio were a uniform, gross annual rate of 0%, 6% and 12%. The Death Benefits, Cash Values and Cash Surrender Values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Coverage Years. The tables assume that no Loans are made and that no partial withdrawals have been made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount and that no transfers have been made in any Coverage Years.

    The tables on pages 29 to 40 illustrate a Certificate issued to a Male Insured, Age 45 in the Medical Non-Smoker Class with an Initial Face Amount of $250,000. The Death Benefits, Cash Values and Cash Surrender Values would be lower if the Insured was a smoker or in a special class since the cost of insurance charges would increase.

    The tables reflect the fact that the net return on the assets held in the Investment Divisions is lower than the gross after-tax return of the Funds. This is because these tables assume an investment management fee and other estimated Fund expenses totaling 0.70%. The 0.70% figure is based on an average of the current management fees and expenses of the available Funds, taking into account any applicable expense caps or reimbursement arrangements. Actual fees and expenses of the Funds associated with a Certificate may be more or less than 0.70%, will vary from year to year, and will depend on how the Cash Value is allocated.

    As their headings indicate, the tables reflect the deductions of current contractual charges and guaranteed contractual charges for a single gross interest rate. These charges include the daily charge to the Separate Account for assuming mortality and expense risks and the monthly administrative expense and cost of insurance charges. All tables assume a charge of 2.00% for taxes attributable to premiums, a 1.25% charge for the Federal DAC tax and reflect the fact that no charges against the Separate Account are currently made for federal, state or local taxes attributable to the Policy or Certificate.

    Each table also shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.

    Upon request, ITT Hartford will furnish a comparable illustration based on a proposed Certificate's specific circumstances.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               29
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.70%NET)

                                 CURRENT CHARGES*            GUARANTEED CHARGES**
              PREMIUMS      ---------------------------  -----------------------------
  END OF    ACCUMULATED               CASH
  POLICY   AT 5% INTEREST    CASH   SURRENDER    DEATH    CASH   SURRENDER    DEATH
   YEAR       PER YEAR      VALUE     VALUE     BENEFIT  VALUE    VALUE      BENEFIT
  ------   --------------   ------  ---------   -------  ------  --------   ----------
     1          14,807      11,943    11,943    250,000  11,013   11,013       250,000
     2          30,355      23,644    23,644    250,000  21,844   21,844       250,000
     3          46,680      35,107    35,107    250,000  32,494   32,494       250,000
     4          63,821      46,369    46,369    250,000  42,971   42,971       250,000
     5          81,819      57,449    57,499    250,000  53,275   53,275       250,000
     6         100,717      68,460    68,460    250,000  63,410   63,410       250,000
     7         120,560      79,312    79,312    250,000  73,372   73,372       250,000
     8         126,588      77,772    77,772    250,000  70,858   70,858       250,000
     9         132,917      76,207    76,207    250,000  68,223   68,223       250,000
    10         139,563      74,608    74,608    250,000  65,444   65,444       250,000
    11         146,541      72,941    72,941    250,000  62,507   62,507       250,000
    12         153,868      71,192    71,192    250,000  59,390   59,390       250,000
    13         161,561      69,331    69,331    250,000  56,081   56,081       250,000
    14         169,639      67,350    67,350    250,000  52,558   52,558       250,000
    15         178,121      65,235    65,235    250,000  48,798   48,798       250,000
    16         187,027      62,899    62,899    250,000  44,763   44,763       250,000
    17         196,378      60,424    60,424    250,000  40,411   40,411       250,000
    18         206,197      57,790    57,790    250,000  35,685   35,685       250,000
    19         216,507      54,983    54,983    250,000  30,519   30,519       250,000
    20         227,332      51,979    51,979    250,000  24,841   24,841       250,000
    25         290,140      32,923    32,923    250,000       0        0             0
    30         370,300       2,817     2,817    250,000       0        0             0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

30                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.30% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
              PREMIUMS      ----------------------------  ------------------------------
  END OF    ACCUMULATED                CASH
  POLICY   AT 5% INTEREST    CASH    SURRENDER    DEATH    CASH    SURRENDER     DEATH
   YEAR       PER YEAR       VALUE     VALUE     BENEFIT   VALUE     VALUE      BENEFIT
  ------   --------------   -------  ---------   -------  -------  ----------   --------
     1          14,807       12,674    12,674    250,000   11,715     11,715     250,000
     2          30,355       25,850    25,850    250,000   23,941     23,941     250,000
     3          46,680       39,558    39,558    250,000   36,707     36,707     250,000
     4          63,821       53,858    53,858    250,000   50,048    50, 048     250,000
     5          81,819       68,796    68,796    250,000   63,995     63,995     250,000
     6         100,717       84,514    84,514    250,000   78,589     78,589     250,000
     7         120,560      100,962   100,962    250,000   93,864     93,864     250,000
     8         126,588      105,202   105,202    250,000   96,816     96,816     250,000
     9         132,917      109,613   109,613    250,000   99,812     99,812     250,000
    10         139,563      114,198   114,198    250,000  102,842    102,842     250,000
    11         146,541      118,943   118,943    250,000  105,906    105,906     250,000
    12         153,868      123,850   123,850    251,157  108,999    108,999     250,000
    13         161,561      128,899   128,899    254,526  112,123    112,123     250,000
    14         169,639      134,094   134,094    257,924  115,277    115,277     250,000
    15         178,121      139,436   139,436    261,355  118,458    118,458     250,000
    16         187,027      144,879   144,879    264,744  121,658    121,658     250,000
    17         196,378      150,492   150,492    268,208  124,867    124,867     250,000
    18         206,197      156,274   156,274    271,769  128,071    128,071     250,000
    19         216,507      162,234   162,234    274,451  131,251    131,251     250,000
    20         227,332      168,372   168,372    279,267  134,393    134,393     250,000
    25         290,140      201,822   201,822    300,311  149,164    149,164     250,000
    30         370,300      240,120   240,120    325,173  160,373    160,373     250,000

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               31
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.30%NET)

                                   CURRENT CHARGES*               GUARANTEED CHARGES**
              PREMIUMS      -------------------------------  ------------------------------
  END OF    ACCUMULATED                  CASH
  POLICY   AT 5% INTEREST     CASH     SURRENDER    DEATH     CASH    SURRENDER    DEATH
   YEAR       PER YEAR        VALUE      VALUE     BENEFIT    VALUE    VALUE      BENEFIT
  ------   --------------   ---------  ---------  ---------  -------  --------   ----------
     1          14,807         13,403    13,403     250,000   12,416   12,416       250,000
     2          30,355         28,141    28,141     250,000   26,120   26,120       250,000
     3          46,680         44,362    44,362     250,000   41,260   41,260       250,000
     4          63,821         62,264    62,264     250,000   58,004   58,004       250,000
     5          81,819         82,050    82,050     250,000   76,539   76,539       250,000
     6         100,717        104,029   104,029     250,000   97,079   97,079       250,000
     7         120,560        128,268   128,268     297,803  119,704  119,704       278,078
     8         126,588        141,331   141,331     318,794  130,879  130,879       295,392
     9         132,917        155,708   155,708     341,372  143,050  143,050       313,810
    10         139,563        171,523   171,523     365,662  156,292  156,292       333,403
    11         146,541        188,883   391,737     170,696  170,696  170,696       354,243
    12         153,868        207,924   207,924     419,710  186,353  186,353       376,410
    13         161,561        228,775   228,775     449,660  203,374  203,374       399,988
    14         169,639        251,604   251,604     481,721  221,873  221,873       425,066
    15         178,121        276,591   276,591     516,046  241,972  241,972       451,739
    16         187,027        303,826   303,826     552,635  263,795  263,795       480,107
    17         196,378        333,647   333,647     591,889  287,470  287,470       510,279
    18         206,197        366,285   366,285     634,054  313,126  313,126       542,369
    19         216,507        402,004   402,004     679,405  340,896  340,896       576,498
    20         227,332        441,080   441,080     728,217  370,924  370,924       612,796
    25         290,140        698,226   698,226   1,034,173  561,291  561,291       831,973
    30         370,300      1,097,000  1,097,000  1,478,729  837,775  837,775     1,130,313

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

32                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.70%NET)

                                 CURRENT CHARGES*            GUARANTEED CHARGES**
              PREMIUMS      ---------------------------  -----------------------------
  END OF    ACCUMULATED               CASH
  POLICY   AT 5% INTEREST    CASH   SURRENDER    DEATH    CASH    SURRENDER    DEATH
   YEAR       PER YEAR      VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT
  ------   --------------   ------  ---------   -------  -------  ---------   --------
     1          14,807      11,933    11,933    261,964   10,961    10,961     261,068
     2          30,355      23,603    23,603    273,656   21,682    21,682     271,808
     3          46,680      35,007    35,007    285,082   32,159    32,159     282,306
     4          63,821      46,175    46,175    296,270   42,390    42,390     292,558
     5          81,819      57,123    57,123    307,236   52,367    52,367     302,555
     6         100,717      68,000    68,000    318,119   62,084    62,084     312,294
     7         120,560      78,683    78,683    328,818   71,525    71,525     321,758
     8         126,588      76,962    76,962    327,100   68,465    68,465     318,709
     9         132,917      75,206    75,206    325,346   65,261    65,261     315,516
    10         139,563      73,398    73,398    323,543   61,887    61,887     312,157
    11         146,541      71,497    71,497    321,649   58,333    58,333     308,617
    12         153,868      69,482    69,482    319,644   54,578    54,578     304,879
    13         161,561      67,315    67,315    317,490   50,617    50,617     300,935
    14         169,639      64,989    64,989    315,177   46,434    46,434     296,771
    15         178,121      62,493    62,493    312,695   42,012    42,012     292,368
    16         187,027      59,712    59,712    309,938   37,320    37,320     287,699
    17         196,378      56,767    56,767    307,006   32,325    32,325     282,729
    18         206,197      53,638    53,638    303,892   26,983    26,983     277,415
    19         216,507      50,314    50,314    300,584   21,241    21,241     271,706
    20         227,332      46,774    46,774    297,062  151,051    15,051     265,553
    25         290,140      24,947    24,947    275,357        0         0           0
    30         370,300           0         0          0        0         0           0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               33
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.30%NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
              PREMIUMS      ----------------------------  ------------------------------
  END OF    ACCUMULATED                CASH
  POLICY   AT 5% INTEREST    CASH    SURRENDER    DEATH    CASH    SURRENDER     DEATH
   YEAR       PER YEAR       VALUE     VALUE     BENEFIT   VALUE     VALUE      BENEFIT
  ------   --------------   -------  ---------   -------  -------  ----------   --------
     1          14,807       12,663    12,633    262,633   11,659     11,659     261,710
     2          30,355       25,805    25,805    275,735   23,762     23,762     273,775
     3          46,680       39,443    39,443    289,331   36,322     36,322     286,296
     4          63,821       53,626    53,626    303,468   49,354     49,354     299,288
     5          81,819       68,393    68,393    318,185   62,868     62,868     312,762
     6         100,717       83,922    83,922    333,649   76,879     76,879     326,730
     7         120,560      100,120   100,120    349,789   91,386     91,386     341,194
     8         126,588      104,066   104,066    353,725   93,447     93,447     343,261
     9         132,917      108,133   108,133    357,782   95,411     95,411     345,234
    10         139,563      112,312   112,312    361,951   97,247     97,247     347,080
    11         146,541      116,560   116,560    366,194   98,933     98,933     348,780
    12         153,868      120,862   120,862    370,491  100,442    100,442     350,304
    13         161,561      125,179   125,179    374,806  101,756    101,756     351,634
    14         169,639      129,500   129,500    379,127  102,847    102,847     352,744
    15         178,121      133,813   133,813    383,441  103,683    103,683     353,601
    16         187,027      137,997   137,997    387,636  104,218    104,218     354,163
    17         196,378      142,167   142,167    391,807  104,400    104,400     354,375
    18         206,197      146,298   146,298    395,942  104,163    104,163     354,173
    19         216,507      150,376   150,376    400,024  103,429    103,429     353,481
    20         227,332      154,374   154,374    404,029  102,119    102,119     352,221
    25         290,140      171,947   171,947    421,683   84,222     84,222     334,669
    30         370,300      181,020   181,020    430,948   36,402     36,402     287,507

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

34                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.30%NET)

                                   CURRENT CHARGES*               GUARANTEED CHARGES**
              PREMIUMS      -------------------------------  -------------------------------
  END OF    ACCUMULATED                  CASH
  POLICY   AT 5% INTEREST     CASH     SURRENDER    DEATH     CASH    SURRENDER      DEATH
   YEAR       PER YEAR        VALUE      VALUE     BENEFIT    VALUE     VALUE       BENEFIT
  ------   --------------   ---------  ---------  ---------  -------  ----------   ---------
     1          14,807         13,391    13,391     263,298   12,357     12,357      262,348
     2          30,355         28,092    28,092     277,884   25,923     25,923      275,809
     3          46,680         44,231    44,231     293,898   40,820     40,820      290,590
     4          63,821         61,992    61,992     311,517   57,182     57,182      306,824
     5          81,819         81,557    81,557     330,925   75,151     75,151      324,653
     6         100,717        103,275   103,275     352,455   94,889     94,889      344,236
     7         120,560        127,240   127,240     376,224  116,560    116,560      365,739
     8         126,588        140,002   140,002     388,884  126,665    126,665      375,773
     9         132,917        154,051   154,051     402,820  137,641    137,641      386,674
    10         139,563        169,508   169,508     418,154  149,554    149,554      398,505
    11         146,541        186,473   186,473     434,988  162,486    162,486      411,348
    12         153,868        205,087   205,087     453,458  176,524    176,524      425,290
    13         161,561        225,480   225,480     473,696  191,775    191,775      440,435
    14         169,639        247,830   247,830     495,876  208,347    208,347      456,892
    15         178,121        272,332   272,332     520,190  226,360    226,360      474,779
    16         187,027        299,090   299,090     546,751  245,931    245,931      494,214
    17         196,378        328,442   328,442     582,656  267,184    267,184      515,320
    18         206,197        360,570   360,570     624,161  290,247    290,247      538,225
    19         216,507        395,730   395,730     668,803  315,252    315,252      563,061
    20         227,332        434,196   434,196     716,852  342,348    342,348      589,975
    25         290,140        687,323   687,323   1,018,024  515,918    515,918      764,719
    30         370,300      1,079,864  1,079,864  1,455,630  769,993    769,993    1,038,862

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               35
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.70%NET)

                                 CURRENT CHARGES*            GUARANTEED CHARGES**
              PREMIUMS      ---------------------------  ----------------------------
  END OF    ACCUMULATED               CASH
  POLICY   AT 5% INTEREST    CASH   SURRENDER    DEATH    CASH   SURRENDER    DEATH
   YEAR       PER YEAR      VALUE     VALUE     BENEFIT  VALUE     VALUE     BENEFIT
  ------   --------------   ------  ---------   -------  ------  ---------   --------
     1           6,300       4,924     4,924    250,000   3,968     3,968     250,000
     2          12,915       9,687     9,687    250,000   7,811     7,811     250,000
     3          19,861      14,290    14,290    250,000  11,526    11,526     250,000
     4          27,154      18,763    18,763    250,000  15,112    15,112     250,000
     5          34,812      23,122    23,122    250,000  18,563    18,563     250,000
     6          42,853      27,500    27,500    250,000  21,874    21,874     250,000
     7          51,296      31,787    31,787    250,000  25,031    25,031     250,000
     8          60,161      36,099    36,099    250,000  28,142    28,142     250,000
     9          69,469      40,314    40,314    250,000  31,072    31,072     250,000
    10          79,242      44,422    44,422    250,000  33,804    33,804     250,000
    11          89,504      48,391    48,391    250,000  36,332    36,332     250,000
    12         100,279      52,210    52,210    250,000  38,644    38,644     250,000
    13         111,593      55,854    55,854    250,000  40,735    40,735     250,000
    14         123,473      59,323    59,323    250,000  42,597    42,597     250,000
    15         135,947      62,612    62,612    250,000  44,215    44,215     250,000
    16         149,044      65,645    65,645    250,000  45,568    45,568     250,000
    17         162,796      68,513    68,513    250,000  46,626    46,626     250,000
    18         177,236      71,206    71,206    250,000  47,353    47,353     250,000
    19         192,398      73,722    73,722    250,000  47,703    47,703     250,000
    20         208,318      76,049    76,049    250,000  47,632    47,632     250,000
    25         300,684      84,346    84,346    250,000  39,331    39,331     250,000
    30         418,569      85,135    85,135    250,000   9,035     9,035     250,000

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

36                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.30%NET)

                                  CURRENT CHARGES*              GUARANTEED CHARGES**
              PREMIUMS      -----------------------------  -------------------------------
  END OF    ACCUMULATED                 CASH
  POLICY   AT 5% INTEREST    CASH    SURRENDER     DEATH    CASH    SURRENDER     DEATH
   YEAR       PER YEAR       VALUE     VALUE      BENEFIT   VALUE     VALUE      BENEFIT
  ------   --------------   -------  ----------   -------  -------  ---------   ----------
     1           6,300        5,229      5,229    250,000    4,243     4,243       250,000
     2          12,915       10,604     10,604    250,000    8,610     8,610       250,000
     3          19,861       16,130     16,130    250,000   13,105    13,105       250,000
     4          27,154       21,843     21,843    250,000   17,732    17,732       250,000
     5          34,812       27,769     27,769    250,000   22,490    22,490       250,000
     6          42,853       34,052     34,052    250,000   27,385    27,385       250,000
     7          51,296       40,597     40,597    250,000   32,408    32,408       250,000
     8          60,161       47,542     47,542    250,000   37,684    37,684       250,000
     9          69,469       54,777     54,777    250,000   43,087    43,087       250,000
    10          79,242       62,309     62,309    250,000   48,612    48,612       250,000
    11          89,504       70,123     70,123    250,000   54,264    54,264       250,000
    12         100,279       78,226     78,226    250,000   60,043    60,043       250,000
    13         111,593       86,616     86,616    250,000   65,963    65,963       250,000
    14         123,473       95,313     95,313    250,000   72,030    72,030       250,000
    15         135,947      104,339    104,339    250,000   78,253    78,253       250,000
    16         149,044      113,659    113,659    250,000   84,635    84,635       250,000
    17         162,796      123,376    123,376    250,000   91,176    91,176       250,000
    18         177,236      133,518    133,518    250,000   97,878    97,878       250,000
    19         192,398      144,121    144,121    250,000  104,739   104,379       250,000
    20         208,318      155,518    155,158    257,350  111,766   111,766       250,000
    25         300,684      216,025    216,025    321,445  150,258   150,258       250,000
    30         418,569      286,969    286,969    388,618  197,093   197,093       267,146

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               37
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.30%NET)

                                   CURRENT CHARGES*               GUARANTEED CHARGES**
              PREMIUMS      -------------------------------  ------------------------------
  END OF    ACCUMULATED                 CASH
  POLICY   AT 5% INTEREST    CASH    SURRENDER      DEATH     CASH    SURRENDER     DEATH
   YEAR       PER YEAR       VALUE     VALUE       BENEFIT    VALUE     VALUE      BENEFIT
  ------   --------------   -------  ----------   ---------  -------  ---------   ---------
     1           6,300        5,535      5,535      250,000    4,518     4,518      250,000
     2          12,915       11,557     11,557      250,000    9,443     9,443      250,000
     3          19,861       18,117     18,117      250,000   14,816    14,816      250,000
     4          27,154       25,305     25,305      250,000   20,687    20,687      250,000
     5          34,812       33,204     33,204      250,000   27,105    27,105      250,000
     6          42,853       42,029     42,029      250,000   34,131    34,131      250,000
     7          51,296       51,767     51,767      250,000   41,821    41,821      250,000
     8          60,161       62,651     62,651      250,000   50,379    50,379      250,000
     9          69,469       74,669     74,669      250,000   59,765    59,765      250,000
    10          79,242       87,941     87,941      250,000   70,070    70,070      250,000
    11          89,504      102,584    102,584      250,000   81,408    81,408      250,000
    12         100,279      118,751    118,751      250,000   93,909    93,909      250,000
    13         111,593      136,560    136,560      268,409  107,730   107,730      250,000
    14         123,473      156,085    156,085      298,841  123,051   123,051      250,000
    15         135,947      177,483    177,483      331,137  140,011   140,011      261,387
    16         149,044      200,853    200,853      365,336  158,459   158,459      288,395
    17         162,796      226,460    226,460      401,741  178,501   178,501      316,851
    18         177,236      254,506    254,506      440,560  200,252   200,252      346,858
    19         192,398      285,216    285,216      482,028  223,831   223,831      378,526
    20         208,318      318,831    318,831      526,386  249,366   249,366      411,972
    25         300,684      540,360    540,360      800,351  411,856   411,856      610,473
    30         418,569      884,473    884,473    1,192,249  648,965   648,965      875,573

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

38                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.70%NET)

                                 CURRENT CHARGES*            GUARANTEED CHARGES**
              PREMIUMS      ---------------------------  -----------------------------
  END OF    ACCUMULATED               CASH
  POLICY   AT 5% INTEREST    CASH   SURRENDER    DEATH    CASH   SURRENDER    DEATH
   YEAR       PER YEAR      VALUE     VALUE     BENEFIT  VALUE    VALUE      BENEFIT
  ------   --------------   ------  ---------   -------  ------  --------   ----------
     1           6,300       4,919     4,919    254,943   3,947    3,947       254,046
     2          12,915       9,671     9,671    259,708   7,749    7,749       257,860
     3          19,861      14,249    14,249    264,301  11,400   11,400       261,524
     4          27,154      18,683    18,683    268,747  14,898   14,898       265,034
     5          34,812      22,989    22,989    273,063  18,231   18,231       268,381
     6          42,853      27,313    27,313    277,386  21,396   21,396       271,560
     7          51,296      31,531    31,531    281,613  24,370   24,370       274,550
     8          60,161      35,759    35,759    285,850  27,259   27,259       277,456
     9          69,469      39,871    39,871    289,971  29,922   29,922       280,137
    10          79,242      43,853    43,853    293,964  32,337   32,337       282,573
    11          89,504      47,662    47,662    297,787  34,493   34,493       284,750
    12         100,279      51,281    51,281    301,422  36,372   36,372       286,652
    13         111,593      54,672    54,672    304,832  37,968   37,968       288,272
    14         123,473      57,828    57,828    308,008  39,268   39,268       289,596
    15         135,947      60,741    60,741    310,941  40,255   40,255       290,609
    16         149,044      63,297    63,297    313,526  40,899   40,899       291,282
    17         162,796      65,616    65,616    315,865  41,169   41,169       291,583
    18         177,236      67,680    67,680    317,950  41,020   41,020       291,468
    19         192,398      69,479    69,479    319,771  40,402   40,402       290,889
    20         208,318      70,994    70,994    321,310  39,267   39,267       289,797
    25         300,684      73,439    73,439    323,904  24,498   24,498       275,290
    30         418,569      64,458    64,458    315,141       0        0             0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT Hartford Life and Annuity Insurance Company                               39
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.30% NET)

                                  CURRENT CHARGES*             GUARANTEED CHARGES**
              PREMIUMS      ----------------------------  ------------------------------
  END OF    ACCUMULATED                CASH
  POLICY   AT 5% INTEREST    CASH    SURRENDER    DEATH    CASH    SURRENDER     DEATH
   YEAR       PER YEAR       VALUE     VALUE     BENEFIT   VALUE     VALUE      BENEFIT
  ------   --------------   -------  ---------   -------  -------  ----------   --------
     1           6,300        5,225     5,225    255,223     4,21      4,221     254,300
     2          12,915       10,586    10,586    260,573    8,542      8,542     258,612
     3          19,861       16,082    16,082    266,058   12,960     12,960     263,022
     4          27,154       21,748    21,748    271,709   17,475     17,475     267,529
     5          34,812       27,604    27,604    277,549   22,078     22,078     272,124
     6          42,853       33,810    33,810    283,725   26,764     26,764     276,804
     7          51,296       40,254    40,254    290,149   31,516     31,516     281,550
     8          60,161       47,068    47,068    296,941   36,444     36,444     286,473
     9          69,469       54,135    54,135    303,987   41,406     41,406     291,432
    10          79,242       61,452    61,452    311,283   46,379     46,379     296,404
    11          89,504       68,984    68,984    318,797   51,348     51,348     301,374
    12         100,279       76,721    76,721    326,516   56,291     56,291     306,319
    13         111,593       84,631    84,631    334,412   61,197     61,197     311,228
    14         123,473       92,712    92,712    342,478   66,046     66,046     316,082
    15         135,947      100,959   100,959    350,711   70,814     70,814     320,856
    16         149,044      109,259   109,259    359,006   75,463     75,463     325,516
    17         162,796      117,734   117,734    367,466   79,949     79,949     330,016
    18         177,236      126,369   126,369    376,088   84,215     84,215     334,300
    19         192,398      135,160   135,160    384,865   88,192     88,192     338,302
    20         208,318      144,089   144,089    393,782   91,811     91,811     341,952
    25         300,684      189,952   189,952    439,620  102,201    102,201     352,580
    30         418,569      234,498   234,498    484,226   89,866     89,866     340,768

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

40                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS
  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.30% NET)

                                   CURRENT CHARGES*               GUARANTEED CHARGES**
              PREMIUMS      -------------------------------  ------------------------------
  END OF    ACCUMULATED                CASH
  POLICY   AT 5% INTEREST    CASH    SURRENDER     DEATH      CASH    SURRENDER     DEATH
   YEAR       PER YEAR       VALUE     VALUE      BENEFIT     VALUE     VALUE      BENEFIT
  ------   --------------   -------  ---------   ----------  -------  ----------   --------
     1           6,300        5,530     5,530       255,502    4,495      4,495     254,552
     2          12,915       11,536    11,536       261,467    9,368      9,368     259,392
     3          19,861       18,063    18,063       267,948   14,651     14,651     264,639
     4          27,154       25,192    25,192       275,025   20,381     20,381     270,331
     5          34,812       33,003    33,003       282,776   26,594     26,594     276,501
     6          42,853       41,721    41,721       291,415   33,332     33,332     283,193
     7          51,296       51,311    51,311       300,929   40,626     40,626     290,439
     8          60,161       61,994    61,994       311,527   48,651     48,651     298,411
     9          69,469       73,744    73,744       323,184   57,326     57,326     307,029
    10          79,242       86,658    86,658       335,997   66,693     66,693     316,336
    11          89,504      100,812   100,812       350,043   76,811     76,811     326,388
    12         100,279      116,316   116,316       365,429   87,736     87,736     337,242
    13         111,593      133,271   133,271       382,257   99,543     99,543     348,973
    14         123,473      151,819   151,819       400,666  112,308    112,308     361,654
    15         135,947      172,116   172,116       420,810  126,110    126,110     375,365
    16         149,044      194,222   194,222       442,758  141,023    141,023     390,182
    17         162,796      218,454   218,454       466,805  157,125    157,125     406,180
    18         177,236      245,012   245,012       493,160  174,492    174,492     423,437
    19         192,398      274,129   274,129       522,054  193,196    193,196     442,024
    20         208,318      306,052   306,052       553,732  213,324    213,324     462,028
    25         300,684      518,130   518,130       767,425  339,286    339,286     587,214
    30         418,569      849,534   849,534     1,145,152  518,712    518,712     765,616

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

    THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT Hartford Life and Annuity Insurance Company                               41
--------------------------------------------------------------------------------

                         PART I. FINANCIAL INFORMATION

Item 1.

                              FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. For a description of accounting policies, see Notes to Consolidated Financial Statements in the 1995 Form 10-K.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                        QUARTER      SIX MONTHS
                                                         ENDED         ENDED
                                                        JUNE 30,      JUNE 30,
                                                       ----------  --------------
                                                       1996  1995   1996    1995
                                                       ----  ----  ------  ------
                                                       (UNAUDITED)  (UNAUDITED)

 Revenues:

 Premiums and other considerations                     $299  $270  $  943  $  720
 Net investment income                                  318   336     651     675
 Net realized losses on investments                      (1)   (7)     (1)     (6)
                                                       ----  ----  ------  ------
                                                        616   599   1,593   1,389
                                                       ----  ----  ------  ------

 Benefits, Claims and Expenses:

 Benefits, claims and claim adjustment expenses         392   350     788     716
 Amortization of deferred policy acquisition costs       63    50     129      92
 Dividends to policyholders                              61    69     347     297
 Other insurance expenses                                34    85     198     193
                                                       ----  ----  ------  ------
                                                        550   554   1,462   1,298
                                                       ----  ----  ------  ------

 Income Before Income Tax                                66    45     131      91
 Income tax expense                                      23    15      45      30
                                                       ----  ----  ------  ------

 Net Income                                            $ 43  $ 30  $   86  $   61
                                                       ----  ----  ------  ------
                                                       ----  ----  ------  ------

42                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                           JUNE 30,   DECEMBER 31,
                                                             1996         1995
                                                           --------   ------------
                                                                 (UNAUDITED)

                         Assets:

 Investments:
 Fixed maturities, available for sale, at fair value       $ 13,683     $14,400
 Equity securities, at fair value                                65          63
 Mortgage loans, at outstanding principal balance                57         265
 Policy loans, at outstanding balance                         3,756       3,381
 Other investments                                               99         156
                                                           --------   ------------
                                                             17,660      18,265

 Cash                                                            46          46
 Premiums and amounts receivable                                121         165
 Reinsurance recoverable                                      6,696       6,221
 Accrued investment income                                      399         394
 Deferred policy acquisition costs                            2,488       2,188
 Deferred income tax                                            601         420
 Other assets                                                   205         234
 Separate account assets                                     42,569      36,264
                                                           --------   ------------
                                                           $ 70,785     $64,197
                                                           --------   ------------
                                                           --------   ------------

           Liabilities and Stockholder's Equity

 Future policy benefits                                    $  2,677     $ 2,373
 Other policyholder funds                                    22,570      22,598
 Other liabilities                                            1,294       1,233
 Separate account liabilities                                42,569      36,264
                                                           --------   ------------
                                                             69,110      62,468
                                                           --------   ------------

 Common stock -- authorized 1,000 shares, $5,690 par
  value,
  Issued and outstanding 1,000 shares                             6           6
 Capital surplus                                              1,045       1,007
 Unrealized loss on investments, net of tax                    (235)        (57)
 Retained earnings                                              859         773
                                                           --------   ------------
                                                              1,675       1,729
                                                           --------   ------------
                                                           $ 70,785     $64,197
                                                           --------   ------------
                                                           --------   ------------

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               43
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                                 ----------------
                                                                  1996     1995
                                                                 -------  -------
                                                                   (UNAUDITED)

 Operating Activities:
 Net Income                                                      $    86  $    61
 Adjustments to net income:
 Net realized investment losses before tax                             1        4
 Net policyholder investment (gains) losses before tax                (4)       2
 Net deferred policy acquisition costs                              (300)    (181)
 Net amortization of premium on fixed maturities                       7        7
 Deferred income tax benefits                                        (88)    (120)
 Decrease in premiums and amounts receivable                          20        3
 Decrease (increase) in other assets                                  26      (33)
 Increase in reinsurance recoverable                                (264)     (60)
 Increase in liability for future policy benefits                    304      354
 Increase in other liabilities                                       150       57
 (Increase) decrease in accrued investment income                     (5)       7
                                                                 -------  -------
 Cash (Used For) Provided By Operating Activities                    (67)     101
                                                                 -------  -------

 Investing Activities:
 Purchases of fixed maturity investments                          (2,717)  (2,150)
 Proceeds from sales of fixed maturity investments                 1,348    2,835
 Maturities and principal paydowns of long-term investments        1,469      574
 Net purchases of other investments                                 (116)  (1,240)
 Net sales (purchases) of short-term investments                     232     (894)
                                                                 -------  -------
 Cash Provided By (Used For) Investing Activities                    216     (875)
                                                                 -------  -------

 Financing Activities:
 Net (disbursements) receipts for investment and UL-type
  contracts (debited) credited to policyholder account balances     (187)     837
 Capital contributions                                                38    --
                                                                 -------  -------
 Cash (Used For) Provided By Financing Activities                   (149)     837
                                                                 -------  -------

 Net Increase In Cash                                              --          63
 Cash at beginning of period                                          46       20
                                                                 -------  -------
 Cash At End Of Period                                           $    46  $    83
                                                                 -------  -------
                                                                 -------  -------

44                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                   ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)
                      QUARTER ENDED JUNE 30, 1996 AND 1995

                                    ILAD        AMS      SPECIALTY     RUNOFF      TOTAL
                                 ----------  ----------  ----------  ----------  ----------
                                 1996  1995  1996  1995  1996  1995  1996  1995  1996  1995
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
 Revenues                        $252  $218  $100  $ 90  $210  $199  $ 54  $ 92  $616  $599
 Benefits, Claims, Expenses and
  Taxes                           204   186    96    85   204   193    69   105   573   569
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
 Net Income (Loss)               $ 48  $ 32  $  4  $  5  $  6  $  6  $(15) $(13) $ 43  $ 30
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues, up 16% from prior year. New deposits of fixed and variable annuities in the three months ended June 30, 1996 were approximately $2.7 billion, an increase of over 90% from prior year sales or $1.4 billion, but are not reported as revenues. Net income, up 50% from the same period last year, continues to grow as earnings are generated from an existing asset base. Revenue, new deposit, and net income increases are all indicative of exceptionally strong, stable growth.

ASSET MANAGEMENT SERVICES (AMS)

Continuing to be an industry leader in deferred compensation products, revenues in this segment grew by approximately 14% over the same period last year. Included in 1995 results is a one time benefit of approximately $2 million. Excluding this benefit, net income rose 33% over prior year. Asset Management Services is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

Net Income in the Specialty segment held steady in the second quarter as compared to the same period last year. In August of 1996, Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans. It is expected that the President will sign this bill. In anticipation of unfavorable tax legislation there were no new deposits of leveraged COLI, but new products, such as variable COLI and other non-qualified deferred compensation vehicles, and new international ventures are being developed to mitigate lost earnings due to leveraged COLI.

RUNOFF

The Runoff segment consists of a closed block of guaranteed rate contracts (GRC) formerly part of the AMS segment of business. GRC results have been negatively affected by lower investment earnings on mortgaged-backed securities due to prepayments experienced in excess of assumed levels. Hartford Life Insurance Company (HLIC) is considering portfolio management strategies which may accelerate the recognition of the closed book GRC loss as disclosed in HLIC's 1995 Form 10K Annual Report.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               45
--------------------------------------------------------------------------------

                   ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1995

                                ILAD        AMS      SPECIALTY     RUNOFF        TOTAL
                             ----------  ----------  ----------  ----------  --------------
                             1996  1995  1996  1995  1996  1995  1996  1995   1996    1995
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
 Revenues                    $524  $407  $200  $196  $753  $593  $116  $193  $1,593  $1,389
 Benefits, claims, expenses
  and taxes                   430   340   192   187   739   582   146   219   1,507   1,328
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
 Net income (loss)           $ 94  $ 67  $  8  $  9  $ 14  $ 11  $(30) $(26) $   86  $   61
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

Growth in fixed and variable annuity sales, as well as several assumption reinsurance transactions in the last several years have increased the assets under management in this segment to approximately $39 billion through June 1996. The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues. New deposits of fixed and variable annuities in the first six months of 1996 were approximately $5 billion, but are not reported as revenues, an increase over prior year sales of $1.5 billion or 42%.

ASSET MANAGEMENT SERVICES (AMS)

This segment is one of the top providers of deferred compensation products in the country. Net income increased by 14% over prior year, excluding a one time benefit of approximately $2 million in 1995. Asset Management services is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

Increased net income in the Specialty segment is attributable to net investment income and other revenues on the existing block of corporate owned life insurance (COLI) business. In August of 1996 Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans. It is anticipated that the President will sign this bill. Although there were no new deposits of leveraged COLI in the first half of 1996, new products, including variable COLI and other non-qualified deferred compensation vehicles, are being developed. Also, expansion into new international ventures should further mitigate the earnings lost due to leveraged COLI.

RUNOFF

The Runoff segment consists of a closed block of guaranteed rate contracts (GRC) formerly part of the AMS segment of business. GRC results have been negatively affected by lower investment earnings on mortgaged-backed securities due to prepayments experienced in excess of assumed levels. Hartford Life Insurance Company (HLIC) is considering portfolio management strategies which may accelerate the recognition of the closed book GRC loss as disclosed in HLIC's 1995 Form 10K Annual Report.

46                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
    ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory balance sheets of ITT Hartford Life and Annuity Insurance Company (a Wisconsin corporation and wholly-owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1995 and 1994, and the related statutory statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory financial statements. When statutory financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in Note 1 are material, the statutory financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with statutory accounting practices as described in Note 1.

As discussed in Note 1 of notes to statutory financial statements, the Company changed its valuation method in determining aggregate reserves for future benefits.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 24, 1996

ITT Hartford Life and Annuity Insurance Company                               47
--------------------------------------------------------------------------------
                         STATUTORY STATEMENTS OF INCOME

                                                                                                FOR THE YEARS ENDED
                                                                                                    DECEMBER 31,
                                                                                             --------------------------
                                                                                                 1995          1994
                                                                                             ------------  ------------
Revenues
  Premiums and Annuity Considerations......................................................  $    165,792  $    442,173
  Annuity and Other Fund Deposits..........................................................     1,087,661       608,685
  Net Investment Income....................................................................        78,787        29,012
  Commissions and Expense Allowances on Reinsurance
   Ceded...................................................................................       183,380       154,527
  Reserve Adjustment on Reinsurance Ceded..................................................     1,879,785     1,266,926
  Other Revenues...........................................................................       140,796        41,857
                                                                                             ------------  ------------
    Total Revenues.........................................................................     3,536,201     2,543,180
                                                                                             ------------  ------------
Benefits and Expenses
  Death and Annuity Benefits...............................................................        53,029         7,948
  Surrenders and Other Benefit Payments....................................................       221,392       181,749
  Commissions and Other Expenses...........................................................       236,202       186,303
  Increase in Reserves for Future Benefits.................................................        94,253       416,748
  Increase in Liability for Premium and Other Deposit Funds................................       460,124       182,934
  Net Transfers to Separate Accounts.......................................................     2,414,669     1,541,419
                                                                                             ------------  ------------
    Total Benefits and Expenses............................................................     3,479,669     2,517,101
                                                                                             ------------  ------------
Net Gain (Loss) from Operations before Federal Income Tax Expense..........................        56,532        26,079
  Federal Income Tax Expense...............................................................        14,048        24,038
                                                                                             ------------  ------------
Net Gain (Loss) from Operations............................................................        42,484         2,041
  Net Realized Capital Gains (Losses)......................................................           374            (2)
                                                                                             ------------  ------------
Net Income (Loss)..........................................................................  $     42,858  $      2,039
                                                                                             ------------  ------------
                                                                                             ------------  ------------


                                                                                                 1993
                                                                                             ------------
Revenues
  Premiums and Annuity Considerations......................................................  $     14,281
  Annuity and Other Fund Deposits..........................................................     1,986,140
  Net Investment Income....................................................................         7,970
  Commissions and Expense Allowances on Reinsurance
   Ceded...................................................................................        60,700
  Reserve Adjustment on Reinsurance Ceded..................................................             0
  Other Revenues...........................................................................       369,598
                                                                                             ------------
    Total Revenues.........................................................................     2,438,689
                                                                                             ------------
Benefits and Expenses
  Death and Annuity Benefits...............................................................         3,192
  Surrenders and Other Benefit Payments....................................................         4,955
  Commissions and Other Expenses...........................................................       132,169
  Increase in Reserves for Future Benefits.................................................         5,120
  Increase in Liability for Premium and Other Deposit Funds................................       281,024
  Net Transfers to Separate Accounts.......................................................     2,013,183
                                                                                             ------------
    Total Benefits and Expenses............................................................     2,439,643
                                                                                             ------------
Net Gain (Loss) from Operations before Federal Income Tax Expense..........................          (954)
  Federal Income Tax Expense...............................................................        11,270
                                                                                             ------------
Net Gain (Loss) from Operations............................................................       (12,224)
  Net Realized Capital Gains (Losses)......................................................           877
                                                                                             ------------
Net Income (Loss)..........................................................................  $    (11,347)
                                                                                             ------------
                                                                                             ------------

   The accompanying notes are an integral part of these financial statements

48                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                            STATUTORY BALANCE SHEETS

                                                                                                               AS OF
                                                                                                            DECEMBER 31,
                                                                                                            ------------
                                                                                                                1995
                                                                                                            ------------
Assets
  Bonds...................................................................................................  $  1,226,489
  Common Stocks...........................................................................................        39,776
  Policy Loans............................................................................................        22,521
  Cash and Short-Term Investments.........................................................................       173,304
  Other Invested Assets...................................................................................        13,432
                                                                                                            ------------
    Total Cash and Invested Assets........................................................................     1,475,522
                                                                                                            ------------
  Investment Income Due and Accrued.......................................................................        18,021
  Premium Balances Receivable.............................................................................           402
  Receivables from Affiliates.............................................................................         8,182
  Other Assets............................................................................................        25,907
  Separate Account Assets.................................................................................     7,324,910
                                                                                                            ------------
    Total Assets..........................................................................................  $  8,852,944
                                                                                                            ------------
                                                                                                            ------------
Liabilities
  Aggregate Reserves for Future Benefits..................................................................  $    542,082
  Policy and Contract Claims..............................................................................         8,223
  Liability for Premium and Other Deposit Funds...........................................................       948,361
  Asset Valuation Reserve.................................................................................         8,010
  Payable to Affiliates...................................................................................         3,682
  Other Liabilities.......................................................................................      (220,658)
  Separate Account Liabilities............................................................................     7,324,910
                                                                                                            ------------
    Total Liabilities.....................................................................................     8,614,610
                                                                                                            ------------
Capital and Surplus
  Common Stock............................................................................................         2,500
  Gross Paid-In and Contributed Surplus...................................................................       226,043
  Unassigned Funds........................................................................................         9,791
                                                                                                            ------------
    Total Capital and Surplus.............................................................................       238,334
                                                                                                            ------------
Total Liabilities and Capital and Surplus.................................................................  $  8,852,944
                                                                                                            ------------
                                                                                                            ------------


                                                                                                                1994
                                                                                                            ------------
Assets
  Bonds...................................................................................................  $    798,501
  Common Stocks...........................................................................................         2,275
  Policy Loans............................................................................................        20,145
  Cash and Short-Term Investments.........................................................................        84,312
  Other Invested Assets...................................................................................         2,519
                                                                                                            ------------
    Total Cash and Invested Assets........................................................................       907,752
                                                                                                            ------------
  Investment Income Due and Accrued.......................................................................        12,757
  Premium Balances Receivable.............................................................................           467
  Receivables from Affiliates.............................................................................         2,861
  Other Assets............................................................................................        13,749
  Separate Account Assets.................................................................................     3,588,077
                                                                                                            ------------
    Total Assets..........................................................................................  $  4,525,663
                                                                                                            ------------
                                                                                                            ------------
Liabilities
  Aggregate Reserves for Future Benefits..................................................................  $    447,284
  Policy and Contract Claims..............................................................................         9,902
  Liability for Premium and Other Deposit Funds...........................................................       479,202
  Asset Valuation Reserve.................................................................................         2,422
  Payable to Affiliates...................................................................................         7,840
  Other Liabilities.......................................................................................      (100,349)
  Separate Account Liabilities............................................................................     3,588,077
                                                                                                            ------------
    Total Liabilities.....................................................................................     4,434,378
                                                                                                            ------------
Capital and Surplus
  Common Stock............................................................................................         2,500
  Gross Paid-In and Contributed Surplus...................................................................       114,109
  Unassigned Funds........................................................................................       (25,324)
                                                                                                            ------------
    Total Capital and Surplus.............................................................................        91,285
                                                                                                            ------------
Total Liabilities and Capital and Surplus.................................................................  $  4,525,663
                                                                                                            ------------
                                                                                                            ------------

   The accompanying notes are an integral part of these financial statements.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               49
--------------------------------------------------------------------------------
                       STATUTORY STATEMENTS OF CHANGES IN
                              CAPITAL AND SURPLUS

                                                                                                      FOR THE YEARS ENDED
                                                                                                         DECEMBER 31,
                                                                                                     ---------------------
                                                                                                        1995       1994
                                                                                                     ----------  ---------
Capital and Surplus -- Beginning of Year...........................................................  $   91,285  $  88,693
                                                                                                     ----------  ---------
  Net Income (Loss)................................................................................      42,858      2,039
  Net Unrealized Gains (Losses)....................................................................       1,709       (133)
  Change in Asset Valuation Reserve................................................................      (5,588)    (1,356)
  Change in Non-Admitted Assets....................................................................      (1,944)    (8,599)
  Change in Reserve (calculation basis--see Note 1)................................................           0     10,659
  Aggregate Write-ins for Surplus (see Note 3).....................................................       8,080        (18)
  Dividends to Shareholder.........................................................................     (10,000)         0
  Paid-in Surplus..................................................................................     111,934          0
                                                                                                     ----------  ---------
    Change in Capital and Surplus..................................................................     147,049      2,592
                                                                                                     ----------  ---------
Capital and Surplus -- End of Year.................................................................  $  238,334  $  91,285
                                                                                                     ----------  ---------
                                                                                                     ----------  ---------


                                                                                                        1993
                                                                                                     ----------
Capital and Surplus -- Beginning of Year...........................................................  $   30,027
                                                                                                     ----------
  Net Income (Loss)................................................................................     (11,347)
  Net Unrealized Gains (Losses)....................................................................      (1,198)
  Change in Asset Valuation Reserve................................................................         135
  Change in Non-Admitted Assets....................................................................       1,076
  Change in Reserve (calculation basis--see Note 1)................................................           0
  Aggregate Write-ins for Surplus (see Note 3).....................................................           0
  Dividends to Shareholder.........................................................................           0
  Paid-in Surplus..................................................................................      70,000
                                                                                                     ----------
    Change in Capital and Surplus..................................................................      58,666
                                                                                                     ----------
Capital and Surplus -- End of Year.................................................................  $   88,693
                                                                                                     ----------
                                                                                                     ----------

   The accompanying notes are an integral part of these financial statements

50                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                       STATUTORY STATEMENTS OF CASH FLOW
                                     ($000)

                                                                                                FOR THE YEARS ENDED
                                                                                                    DECEMBER 31,
                                                                                             --------------------------
                                                                                                 1995          1994
                                                                                             ------------  ------------
Operations
  Premiums, Annuity Considerations and Fund Deposits.......................................  $  1,253,511  $  1,050,493
  Investment Income........................................................................        78,328        24,519
  Other Income.............................................................................     2,253,466     1,515,700
                                                                                             ------------  ------------
    Total Income...........................................................................     3,585,305     2,590,712
                                                                                             ------------  ------------
  Benefits Paid............................................................................       277,965       181,205
  Federal Income Taxes Paid on Operations..................................................       208,423        20,634
  Other Expenses...........................................................................     2,664,385     1,832,905
                                                                                             ------------  ------------
    Total Benefits and Expenses............................................................     3,150,773     2,034,744
                                                                                             ------------  ------------
    Net Cash From Operations...............................................................       434,532       555,968
                                                                                             ------------  ------------
Proceeds from Investments
  Bonds....................................................................................       287,941        87,747
  Common Stocks............................................................................            52             0
  Other....................................................................................            28            40
                                                                                             ------------  ------------
    Net Investment Proceeds................................................................       288,021        87,787
                                                                                             ------------  ------------
  Tax on Capital Gains.....................................................................           226           (96)
  Paid-in-Surplus..........................................................................       111,934             0
  Other Cash Provided......................................................................        28,199        30,554
                                                                                             ------------  ------------
    Total Proceeds.........................................................................       862,460       674,405
                                                                                             ------------  ------------
Cost of Investments Acquired
  Bonds....................................................................................       720,521       595,181
  Common Stocks............................................................................        35,794           808
  Miscellaneous Applications...............................................................         2,146         2,523
                                                                                             ------------  ------------
    Total Investments Acquired.............................................................       758,461       598,512
                                                                                             ------------  ------------
Other Cash Applied
  Dividends Paid to Stockholder............................................................        10,000             0
  Other....................................................................................         5,007        24,813
                                                                                             ------------  ------------
    Total Other Cash Applied...............................................................        15,007        24,813
                                                                                             ------------  ------------
      Total Applications...................................................................       773,468       623,325
                                                                                             ------------  ------------
Net Change in Cash and Short-Term Investments..............................................        88,992        51,080
Cash and Short-Term Investments, Beginning of Year.........................................        84,312        33,232
                                                                                             ------------  ------------
Cash and Short-Term Investments, End of Year...............................................  $    173,304  $     84,312
                                                                                             ------------  ------------
                                                                                             ------------  ------------


                                                                                                 1993
                                                                                             ------------
Operations
  Premiums, Annuity Considerations and Fund Deposits.......................................  $  2,000,492
  Investment Income........................................................................         5,594
  Other Income.............................................................................       434,851
                                                                                             ------------
    Total Income...........................................................................     2,440,937
                                                                                             ------------
  Benefits Paid............................................................................         8,215
  Federal Income Taxes Paid on Operations..................................................         9,666
  Other Expenses...........................................................................     2,231,477
                                                                                             ------------
    Total Benefits and Expenses............................................................     2,249,358
                                                                                             ------------
    Net Cash From Operations...............................................................       191,579
                                                                                             ------------
Proceeds from Investments
  Bonds....................................................................................        88,334
  Common Stocks............................................................................             0
  Other....................................................................................        23,638
                                                                                             ------------
    Net Investment Proceeds................................................................       111,972
                                                                                             ------------
  Tax on Capital Gains.....................................................................           376
  Paid-in-Surplus..........................................................................        70,000
  Other Cash Provided......................................................................             0
                                                                                             ------------
    Total Proceeds.........................................................................       373,175
                                                                                             ------------
Cost of Investments Acquired
  Bonds....................................................................................       314,933
  Common Stocks............................................................................           567
  Miscellaneous Applications...............................................................             0
                                                                                             ------------
    Total Investments Acquired.............................................................       315,500
                                                                                             ------------
Other Cash Applied
  Dividends Paid to Stockholder............................................................             0
  Other....................................................................................        24,626
                                                                                             ------------
    Total Other Cash Applied...............................................................        24,626
                                                                                             ------------
      Total Applications...................................................................       340,126
                                                                                             ------------
Net Change in Cash and Short-Term Investments..............................................        33,049
Cash and Short-Term Investments, Beginning of Year.........................................           183
                                                                                             ------------
Cash and Short-Term Investments, End of Year...............................................  $     33,232
                                                                                             ------------
                                                                                             ------------

   The accompanying notes are an integral part of these financial statements.

ITT Hartford Life and Annuity Insurance Company                               51
--------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

    ITT Hartford Life and Annuity Insurance Company (ILA or the Company), formerly known as ITT Life Insurance Corporation, is a wholly owned subsidiary of Hartford Life Insurance Company (HLIC), which is an indirect subsidiary of ITT Hartford Group, Inc. (ITT Hartford), formerly a wholly owned subsidiary of ITT Corporation (ITT). On December 19, 1995, ITT Corporation distributed all the outstanding shares of ITT Hartford Group to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, ITT Hartford became an independent, publicly traded company.

    ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

BASIS OF PRESENTATION

    The accompanying ILA statutory basis financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners (NAIC) and the Insurance Department of the State of Wisconsin.

    The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilties and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Statutory  accounting practices and generally accepted accounting principles
(GAAP) differ in certain significant respects. These differences principally involve:

    (1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy;

    (2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, generally, for universal life policies and investment products, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

    (3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

    (4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

    (5) excluding certain GAAP assets designated as non-admitted assets (e.g., past due agent's balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

    (6) establishing accruals for post-retirement and post-employment health care benefits on an optional basis, immediate recognition or a twenty year phase-in approach, whereas GAAP liabilities were established at date of adoption;

    (7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest
Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

    (8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

52                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    (9) the reporting of fixed maturities at amortized cost, where GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's fixed maturities were classified on a GAAP basis as "available-for-sale" and accordingly, these investments were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Unrealized Gain/Loss on Investments, Net of Tax". For statutory reporting purposes, Net Unrealized Loss on Investments represents unrealized gains or losses on common stock and other bonds reported at fair value; and
    (10) separate account liabilties are valued on the Commissioner's Annuity Reserve Valuation Method (CARVM), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

    As of December 31, 1995, 1994 and 1993, the significant differences between statutory and GAAP basis net income and capital and surplus for the Company are summarized as follows:

                                                                                                   1995         1994
                                                                                                -----------  -----------
GAAP Net Income:..............................................................................  $    38,821  $    23,295
  Amortization and deferral of policy acquisition costs.......................................     (174,341)    (117,863)
  Benefit reserve adjustment..................................................................       31,392       30,912
  Deferred taxes..............................................................................        2,801       (9,267)
  Separate accounts...........................................................................      146,635       75,941
  Coinsurance.................................................................................            0        3,472
  Other, net..................................................................................       (2,450)      (4,451)
  Statutory Net Income (Loss).................................................................  $    42,858  $     2,039
GAAP Capital and Surplus......................................................................  $   455,541  $   199,785
  Deferred policy acquisition costs...........................................................     (596,542)    (422,201)
  Benefit reserve adjustment..................................................................       74,782       85,191
  Deferred taxes..............................................................................        1,493       13,257
  Separate accounts...........................................................................      333,123      186,488
  Asset valuation reserve.....................................................................       (8,010)      (2,422)
  Coinsurance.................................................................................            0            0
  Unrealized gain (loss) on bonds.............................................................       (1,696)      21,918
  Adjustment relating to Lyndon contribution..................................................      (41,277)           0
  Other, net..................................................................................       20,920        9,269
  Statutory Capital and Surplus...............................................................  $   238,334  $    91,285

                                                                                                   1993
                                                                                                -----------
GAAP Net Income:..............................................................................  $     6,071
  Amortization and deferral of policy acquisition costs.......................................     (147,700)
  Benefit reserve adjustment..................................................................       14,059
  Deferred taxes..............................................................................       (7,123)
  Separate accounts...........................................................................      110,547
  Coinsurance.................................................................................       11,578
  Other, net..................................................................................        1,221
  Statutory Net Income (Loss).................................................................  $   (11,347)
GAAP Capital and Surplus......................................................................  $   198,408
  Deferred policy acquisition costs...........................................................     (304,338)
  Benefit reserve adjustment..................................................................       43,621
  Deferred taxes..............................................................................       13,706
  Separate accounts...........................................................................      110,547
  Asset valuation reserve.....................................................................       (1,066)
  Coinsurance.................................................................................       22,642
  Unrealized gain (loss) on bonds.............................................................            0
  Adjustment relating to Lyndon contribution..................................................            0
  Other, net..................................................................................        5,173
  Statutory Capital and Surplus...............................................................  $    88,693

AGGREGATE RESERVES AND LIABILITIES FOR PREMIUM AND
OTHER DEPOSIT FUNDS

    Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with presently accepted actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables at various rates ranging from 2.5% to 6.0%. Accumulation and on-benefit annuity reserves are based principally on Individual Annuity tables at various rates ranging from 2.5% to 8.75% and using the Commissioner's Annuity Reserve Valuation Method (CARVM). Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the Statutory Statements of Income.

    During 1994, the Company changed the valuation method on aggregate reserves for future benefits resulting in a $10.7 million increase in surplus. The new valuation method is in accordance with presently accepted actuarial standards.

INVESTMENTS

    Investments in bonds are carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the National Association of Insurance Commissioners (NAIC) Securities Valuation Office (SVO) are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Common stocks are carried at market value with the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               53
--------------------------------------------------------------------------------

    Changes in unrealized capital gains and losses on common stock are reported as additions to or reductions of surplus. The Asset Valuation Reserve is designed to provide a standardized reserve process for realized and unrealized losses due to the default and equity risks associated with invested assets. The reserve increased by $5,588, $1,356 and $135 in 1995, 1994 and 1993, respectively. Additionally, the Interest Maintenance Reserve (IMR) captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the mortgage loan or bond sold. Realized capital gains and losses, net of taxes, not included in IMR are reported in the Statutory Statements of Income. Realized investment gains and losses are determined on a specific identification basis. The amount of net capital gains reclassified from the IMR was $39 in 1995 and the amount of net capital losses was $67 and $264 in 1994 and 1993, respectively. The amount of income amortized was $256, $114 and $178 in 1995, 1994 and 1993, respectively.

OTHER LIABILITIES
    The amount reflected in other liabilities includes a receivable from the separate accounts of $333.1, $186.5 million in 1995 and 1994, respectively. The balances are classified in accordance with NAIC accounting practices.
 2. INVESTMENTS:

    (A) COMPONENTS OF NET INVESTMENT INCOME

                          1995       1994       1993
                        ---------  ---------  ---------
Interest income from
 fixed maturity
 securities...........  $  76,100  $  28,335  $   7,541
Interest income from
 policy loans.........      1,504        454        124
Interest and dividends
 from other
 investments..........      2,288      1,069        481
                        ---------  ---------  ---------
Gross investment
 income...............     79,892     29,858      8,146
Less: investment
 expenses.............      1,105        846        176
Net investment
 income...............  $  78,787  $  29,012  $   7,970
                        ---------  ---------  ---------
                        ---------  ---------  ---------

    (B) UNREALIZED GAINS (LOSSES) ON COMMON STOCKS

                               1995       1994       1993
                             ---------  ---------  ---------
Gross unrealized gains at
 end of year...............  $   1,724  $      75  $     148
Gross unrealized losses at
 end of year...............          0        (60)         0
                             ---------  ---------  ---------
Net unrealized gains.......      1,724         15        148
Balance at beginning of
 year......................         15        148         93
                             ---------  ---------  ---------
Change in net unrealized
 gains on common stocks....  $   1,709  $    (133) $      55
                             ---------  ---------  ---------
                             ---------  ---------  ---------

    (C) UNREALIZED GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS

                         1995        1994       1993
                      ----------  ----------  ---------
Gross unrealized
 gains at end of
 year...............  $   22,251  $      986  $   5,916
Gross unrealized
 losses at end of
 year...............      (1,374)    (34,718)      (684)
                      ----------  ----------  ---------
Net unrealized gains
 (losses) after
 tax................      20,877     (33,732)     5,232
Balance at beginning
 of year............     (33,732)      5,232      2,287
                      ----------  ----------  ---------
Change in net
 unrealized gains
 (losses) on bonds
 and short-term
 investments........  $   54,609  $  (38,964) $   2,945
                      ----------  ----------  ---------
                      ----------  ----------  ---------

    (D) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                              1995       1994       1993
                            ---------  ---------  ---------
Bonds and short term
 investments..............  $     156  $    (101) $    (316)
Common stocks.............         52          0          0
Real estate and other.....          0         34      1,316
                            ---------  ---------  ---------
Realized gains (losses)...        208        (67)     1,000
Capital gains (benefit)
 taxes....................       (205)         2        386
                            ---------  ---------  ---------
Net realized capital gains
 (losses) after tax.......        413        (69)       614
Less: IMR capital gains
 (losses).................         39        (67)      (263)
                            ---------  ---------  ---------
Net realized capital gains
 (losses).................  $     374  $      (2) $     877
                            ---------  ---------  ---------
                            ---------  ---------  ---------

54                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    (E) OFF-BALANCE SHEET INVESTMENTS

    The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1995 and 1994.

    (F) CONCENTRATION OF CREDIT RISK
    Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

    (G) BONDS, SHORT-TERM AND COMMON STOCK INVESTMENTS

                                                                                                    1995
                                                                                   --------------------------------------
                                                                                                    GROSS        GROSS
                                                                                    AMORTIZED    UNREALIZED   UNREALIZED
                                                                                       COST         GAINS       LOSSES
                                                                                   ------------  -----------  -----------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored....................................................  $     44,268   $      14    $    (248)
  -- guaranteed and sponsored -- asset backed....................................       176,160       4,644         (682)
States, municipalities and political subdivisions................................        16,948          38           (6)
International governments........................................................         5,402         441            0
Public utilities.................................................................       108,083       1,652          (90)
All other corporate..............................................................       374,058       8,145         (248)
All other corporate -- asset backed..............................................       410,197       5,841          (89)
Short-term investments...........................................................       139,011          18            0
Certificates of deposit..........................................................        91,373       1,458          (11)
                                                                                   ------------  -----------  -----------
    Total........................................................................  $  1,365,500   $  22,251    $  (1,374)
                                                                                   ------------  -----------  -----------
                                                                                   ------------  -----------  -----------


                                                                                       FAIR
                                                                                      VALUE
                                                                                   ------------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored....................................................  $     44,034
  -- guaranteed and sponsored -- asset backed....................................       180,122
States, municipalities and political subdivisions................................        16,980
International governments........................................................         5,843
Public utilities.................................................................       109,645
All other corporate..............................................................       381,955
All other corporate -- asset backed..............................................       415,949
Short-term investments...........................................................       139,029
Certificates of deposit..........................................................        92,820
                                                                                   ------------
    Total........................................................................  $  1,386,377
                                                                                   ------------
                                                                                   ------------

                                                                                                     1995
                                                                               ------------------------------------------------
                                                                                               GROSS        GROSS
                                                                                AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                                                  COST         GAINS       LOSSES       VALUE
                                                                               -----------  -----------  -----------  ---------
Common Stock -- Unaffiliated.................................................   $   2,668    $     555    $       0   $   3,223
Common Stock -- Affiliated...................................................      35,384        1,169            0      36,553
                                                                               -----------  -----------  -----------  ---------
    Total Common Stock.......................................................   $  38,052    $   1,724           $0   $  39,776
                                                                               -----------  -----------  -----------  ---------
                                                                               -----------  -----------  -----------  ---------

                                                                                                    1994
                                                                             --------------------------------------------------
                                                                                             GROSS         GROSS
                                                                             AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                                                COST         GAINS        LOSSES       VALUE
                                                                             ----------  -------------  -----------  ----------
U.S. government and government agencies and authorities:
  -- guaranteed and sponsored..............................................  $  175,925    $       0     $ (12,059)  $  163,866
  -- guaranteed and sponsored -- asset backed..............................     142,318          382        (4,911)     137,789
States, municipalities and political subdivisions..........................      10,409            0          (603)       9,806
International governments..................................................       2,248            0           (69)       2,179
Public utilities...........................................................      29,509           31        (1,271)      28,269
All other corporate........................................................     257,301          246        (9,452)     248,095
All other corporate -- asset backed........................................     112,390          327        (4,066)     108,651
Short-term investments.....................................................      56,365            0             0       56,365
Certificates of deposit....................................................      68,401            0        (2,287)      66,114
                                                                             ----------        -----    -----------  ----------
    Total..................................................................  $  854,866    $     986     $ (34,718)  $  821,134
                                                                             ----------        -----    -----------  ----------
                                                                             ----------        -----    -----------  ----------

                                                                                                        1994
                                                                                ----------------------------------------------------
                                                                                                 GROSS          GROSS
                                                                                 AMORTIZED    UNREALIZED     UNREALIZED      FAIR
                                                                                   COST          GAINS         LOSSES        VALUE
                                                                                -----------  -------------  -------------  ---------
Common Stock -- Unaffiliated..................................................   $   2,260     $      75      $     (60)   $   2,275

    The amortized cost and estimated market value of bonds and short-term investments at December 31, 1995 by management's anticipated maturity are shown below. Asset backed securities are distributed to maturity year based on ILA's estimate of the rate of future prepayments of principal

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               55
--------------------------------------------------------------------------------

over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting borrowers' rights to call or prepay their obligations.

                                       AMORTIZED     ESTIMATED
MATURITY                                  COST       FAIR VALUE
------------------------------------  ------------  ------------
Due in one year or less.............  $    439,793  $    442,327
Due after one year through five
 years..............................       840,088       855,741
Due after five years through ten
 years..............................        80,820        83,432
Due after ten years.................         4,799         4,877
                                      ------------  ------------
Total...............................  $  1,365,500  $  1,386,377
                                      ------------  ------------
                                      ------------  ------------

    Proceeds from sales of investments in bonds and short-term investments during 1995, 1994 and 1993 were $313,961, $117,912 and $333,023, respectively, resulting in gross realized gains of $1,419, $518 and $937, respectively, and gross realized losses of $1,263, $624 and $1,255, respectively, before transfers to IMR. The Company had realized gains of $52 during 1995 from a capital gain distribution.

    (H) FAIR VALUE OF FINANCIAL INSTRUMENTS
                              BALANCE SHEET ITEMS:
                                 (IN MILLIONS)

                                    1995                    1994
                           ----------------------  ----------------------
                            CARRYING      FAIR      CARRYING      FAIR
                             AMOUNT       VALUE      AMOUNT       VALUE
                           -----------  ---------  -----------  ---------
ASSETS
  Fixed maturities.......   $   1,366   $   1,386   $     855   $     821
  Common stocks..........          40          40           2           2
  Policy loans...........          23          23          20          20
  Miscellaneous..........          13          13           2           2
LIABILITIES
  Liabilities on
   investment
   contracts.............   $   1,031   $     981   $     534   $     526

    The  carrying  amounts  for  policy  loans  approximates  fair  value.   The
liabilities are determined by forecasting future cash flows discounted at current market rates.
 3. RELATED PARTY TRANSACTIONS:

    Transactions between the Company and its affiliates within ITT Hartford relate principally to tax settlements, reinsurance, service fees, capital contributions and payments of dividends.

    On June 30, 1995, the assets of Lyndon Insurance Company were contributed to ILA. As a result, ILA received approximately $365 million in fixed maturities, equity securities and cash, $28 million in policy reserves, $187 million of current tax liability, $26 million in IMR, $8 million in AVR (offset by an aggregate write-in to surplus), and $4 million of other liabilities. The assets in excess of liabilities of $112 were recorded as an increase to paid-in surplus.

    For additional information, see Note 5.
 4. FEDERAL INCOME TAXES:

    The Company is included in the consolidated Federal income tax return of ITT Hartford and its includable subsidiaries. Allocation of taxes is based primarily upon separate company tax return calculations with current credit for net losses used in consolidation except that increases resulting from consolidation are allocated in proportion to separate return amounts. Intercompany Federal income tax balances are generally settled quarterly with Hartford Fire Insurance Company (Hartford Fire), a subsidiary of ITT Hartford. Federal income taxes paid by the Company were $215,921, $20,538, and $10,042 in 1995, 1994 and 1993, respectively. The effective tax rate was 25%, 92%, and 1,181% in 1995, 1994, and 1993 respectively. The following schedule provides a reconciliation of the effective tax rate (in millions).

                                                                   1995   1994   1993
                                                                   ----   ----   ---
Tax provision (benefit) at US statutory rate.....................    20     9    (1)
Tax acquisiton deferred costs....................................     8     8    10
Statutory to tax reserves........................................     3     5     0
Investments and other............................................   (17)    2     2
Federal income tax expense.......................................    14    24    11

 5. CAPITAL AND SURPLUS AND SHAREHOLDER
   DIVIDEND RESTRICTIONS:

    The maximum amount of dividends which can be paid, without prior approval, by State of Wisconsin insurance companies to shareholders is subject to restrictions relating to statutory surplus. Dividends are paid as determined by the Board of Directors and are not cumulative. ILA paid dividends of $10 million to its parent, HLIC, in 1995. No dividends were paid in 1994 and 1993. As a result of the distribution by ITT, the assets of ITT Lyndon Insurance Company (Lyndon) were contributed to ILA in June 1995. Substantially all the business was removed from Lyndon prior to the contribution. The amount of assets which exceeded liabilities at the contribution date ($112 million) was included in paid-in capital.
 6. PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

    The Company's employees are included in ITT Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the

56                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of HLIC's group pension contracts. Pension expense was $1,034, $1,211, and $765 in 1995, 1994 and 1993, respectively. Liabilities for the plan are held by Hartford Fire.

    The Company also participates in ITT Hartford's Investment and Savings Plan, which includes a deferred compensation option under IRC section 401(k) and an ESOP allocation under IRC section 404(k). The liabilities for these plans are included in the financial statements of Hartford Fire. The cost to ILA was not material in 1995, 1994 and 1993.

    The Company's employees are included in Hartford Fire's contributory defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Amounts allocated by Hartford Fire for post-retirement health care and life insurance benefits expense (not including provisions for accrual of post-retirement benefit obligations) are immaterial.

    The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 10.1% for 1995, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post-retirement benefit obligation and the annual expense. The cost to ILA was not material in 1995, 1994 and 1993.

    Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long term disability. Post-employment benefit expense was not material in 1995, 1994 and 1993.
 7. REINSURANCE:

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve ILA of its primary liability. ILA also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                              FOR THE YEARS ENDED DECEMBER 31
                            -----------------------------------
                               1995        1994         1993
                            ----------  -----------  ----------
Direct premiums...........  $  159,918  $   133,180  $  131,586
Premiums assumed..........      13,299          960         841
Premiums ceded............       7,425     (308,033)    118,146
Premiums and annuity
 considerations...........     165,792      442,173      14,281

    In December 1994 the Company ceded to a third party, on a modified coinsurance basis, 80% of the variable annuity business written in 1994. The ceded business includes both general and separate account liabilities. As a result of the agreement ILA transferred approximately $1,352 million in assets and liabilities. The financial impact of the cession was an increase of approximately $15 million to net income and surplus.

    In November 1994, the Company ceded, on a modified coinsurance basis, 30% of the separate account variable annuity business distributed by Paine Webber to Paine Webber Life Insurance Company (PWLIC). As a result of the agreement, ILA transferred approximately $24 million in assets and liabilities to PWLIC. The financial impact of the cession was an increase of approximately $765 to net income and surplus.

    In October 1994, the agreement, effective December 1990, which required ILA to coinsure 90% of all existing and new business, excluding variable annuity business, written by the Company to HLIC, was terminated. As a result of the termination, ILA received approximately $430 million in assets and liabilities from HLIC. The impact of the transaction was a decrease of approximately $15 million to net income and surplus.

    In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of Hartford Life and Accident, an affiliate. As a result of this transaction, the assets and liabilities of the Company increased approximately $1 billion, substantially all of which was transferred to the separate accounts of the Company. The remaining assets and liabilities (approximately $41 million) were transferred in October 1995. The impact of these transactions on net income and surplus was not significant.
 8. SEPARATE ACCOUNTS:

    The Company maintains separate account assets and liabilities totaling $7.3 billion and $3.6 billion at December 31, 1995 and 1994, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with the Commissioners Annuity Reserve Valuation Method (CARVM), which approximates the market value less applicable surrender

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               57
--------------------------------------------------------------------------------

charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $72 million, $42 million, and $6 million in 1995, 1994, and 1993, respectively.
 9. COMMITMENTS AND CONTINGENCIES:

    As of December 31, 1995, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in various legal actions which have arisen in the course normal of its business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the results of operations and financial position of the Company.

    Under insurance guaranty laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the company in certain states. ILA paid guaranty fund assessments of $1,684, $583, and $495 in 1995, 1994, and 1993,
respectively.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The prospectus consisting of _______ pages.

     The undertaking to file reports.

     The Rule 484 undertaking.

     The signatures.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

     (A1) Resolution of Board of Directors of the Company establishing the Separate Account.(1)

     (A2)    Not applicable.

     (A3a)   Principal Underwriting Agreement.(1)

     (A3b)   Form of Selling Agreements.

     (A3c)   Not Applicable.

     (A4)    Not Applicable.

     (A5) Form of Certificate for Group Flexible Premium Variable Life Insurance Policy.(1)

     (A6a)   Charter of ITT Hartford Life and Annuity Insurance Company.(1)

     (A6b)   Bylaws of ITT Hartford Life and Annuity Insurance Company.(1)

     (A7)    Not Applicable.

     (A8)    Not Applicable.

     (A9)    Not Applicable.

     (A10) Form of Enrollment Form for Certificate Issued Under Group Flexible Premium
--------------------
          (1)Incorporated herein by reference to the initial Form S-6 registration statement for the Registrant (File No. 33-63731) filed with the Commission on October 30, 1995

             Variable Life Insurance Policies.(1)

     (A11)   Memorandum describing transfer and redemption procedures.(1)

(2)  Opinion and consent of Lynda Godkin, General Counsel.

(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

(4)  Not applicable.

(5)  Opinion and consent of Peter J. Vogt, FSA, MAAA.

(6)  Consent of Arthur Andersen LLP, Independent Public Accountants.

(7)  Power of Attorney.

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6e-3(T)

1. ICMG Registered Variable Life Separate Account One meets the definition of "Separate Account" under Rule 6e-3(T).

2.   The Registrant represents that:
       (a)  it relies on Rule 6e-3(T)(b)(13)(iii)(F) to offer the Policies;
       (b) the level of mortality and expense risk charge is within the range of industry practice for comparable flexible contracts.
       (c) the Company has conducted a survey of similar policies and insurers and determined that the charge is within the range of industry practice;
       (d) the Company undertakes to keep and make available to the Commission upon request the documents we used to support the representation in
            (b); and
       (e) the Company further represents that the account will invest only in management investment companies which have undertaken to have a Board of Directors, a majority of whom are not interested persons of the Company, formulate and approve a plan under Rule 12b-1 to finance distribution expenses.
       (f) The life insurer has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account benefits the separate account and contractholders and will keep and make available to the Commission on request a memorandum setting for the basis for this representation.

                         UNDERTAKING ON INDEMNIFICATION

Article VIII of the Bylaws of ITT Hartford Life and Annuity Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees as follows:

SECTION 1. No person shall be liable to the Company for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as director or officer of the Company, or of any other company, partnership, joint venture, trust or other enterprise for which he serves as a director, officer or employee at the request of the Company, in good faith, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or
(b) took or omitted to take such action in reliance upon advice of counsel for the Company or upon statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe to be true. The foregoing shall not be exclusive of other rights and defenses to which he may be entitled as a matter of law.

SECTION 2. The Company shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, (other than one by or in the right of the Company) by reason of the fact that he is or was a director, officer or employee of the company , or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonable y incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall no, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful.

SECTION 3. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

SECTION 4. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, upon receipt of any undertaking by or on behalf of the director or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized hereby.

SECTION 5. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, bylaw, agreement, vote of shareholders or of disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be herewith affixed and attested, all in the city of Simsbury, and the State of Connecticut on the 4th day of October, 1996.

                            ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT ONE (Registrant)

                             By:  /s/ Gregory A. Boyko
                                -----------------------------------------
                                 Gregory A. Boyko, Vice President and Controller

                             ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY (Depositor)

                             By:  /s/ Gregory A. Boyko
                                ------------------------------------------
                                 Gregory A. Boyko, Vice President and Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Donald R. Frahm, Director *
Bruce D. Gardner, Director *
Joseph H. Gareau, Executive Vice
    President and Chief Investment
    Officer, Director *
Joseph Kanarek, Vice President,
    Director
Thomas M. Marra, Senior Vice            *By:       /s/ Lynda Godkin
   President, Director *                    ------------------------------
Lowndes A. Smith, President,                        Lynda Godkin
   Chief Operating Officer,                         Attorney-In-Fact
   Director *
Lizabeth H. Zlatkus, Vice President     Dated:      October 4, 1996
   Director *                                 ----------------------------

(ILA Merrill Lynch Endeavour I)